CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Note	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
5.500% Senior Notes due 2025	$700,000,000	100.00%	$700,000,000	$81,130

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-212117
333-212117-01

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 20, 2016

$700,000,000

AmeriGas Partners, L.P.

AmeriGas Finance Corp.

5.500% Senior Notes due 2025

AmeriGas Partners, L.P. (“AmeriGas Partners”) and AmeriGas Finance Corp. (“AmeriGas Finance” and, together with AmeriGas Partners, the “Issuers”) are offering $700,000,000 in aggregate principal amount of 5.500% Senior Notes due 2025 (the “notes”). The notes will bear interest at the rate of 5.500% per annum and will mature on May 20, 2025. Interest on the notes is payable on May 20 and November 20 of each year, beginning on May 20, 2017.

The Issuers may redeem some or all of the notes at any time prior to February 20, 2025 (three months prior to the maturity date of the notes), at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus a “make whole” premium as of, and accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. At any time on or after February 20, 2025 (three months prior to the maturity date of the notes), the Issuers may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. See “Description of Notes—Optional Redemption” in this prospectus supplement. There is no sinking fund for the notes.

The Issuers’ obligations with respect to the notes will be joint and several. The notes will be unsecured senior obligations of the Issuers and will rank equally with all of the Issuers’ existing and future senior indebtedness. The notes are effectively subordinated to any of the Issuers’ secured indebtedness to the extent of the value of the assets securing such indebtedness, and the indebtedness and other liabilities of AmeriGas Propane, L.P., AmeriGas Partners’ operating partnership, and its subsidiaries.

Investing in the notes involves risks. See “Risk Factors” in AmeriGas Partners’ Annual Report on Form 10-K for the fiscal year ended September  30, 2016 which is incorporated by reference into this prospectus supplement, and “Risk Factors” beginning on page S-12 of this prospectus supplement, for a discussion of the factors you should carefully consider before purchasing these securities.

	Per Note	Notes Total
Public offering price(1)	100.000%	$700,000,000
Underwriting discounts and commissions	1.250%	$8,750,000
Proceeds to the Issuers (before expenses)	98.750%	$691,250,000

(1)	Plus accrued interest, if any, from December 28, 2016.

Delivery of the notes in book-entry form only will be made on or about December 28, 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Wells Fargo Securities	J.P. Morgan

Senior Co-Managers

BofA Merrill Lynch
Citigroup
Citizens Capital Markets
Credit Suisse
PNC Capital Markets LLC

Co- Managers

BB&T Capital Markets
BNY Mellon Capital Markets, LLC
Santander
TD Securities

The date of this prospectus supplement is December 13, 2016

We have not, and the underwriters have not, authorized anyone to provide any information other than that incorporated by reference or contained in this prospectus supplement or the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the applicable document.

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

S-i

FORWARD-LOOKING STATEMENTS

Information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors that could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements:

•	adverse weather conditions resulting in reduced demand;

•	cost volatility and availability of propane, and the capacity to transport propane to our customers;

•	the availability of, and our ability to consummate, acquisition or combination opportunities;

•	successful integration and future performance of acquired assets or businesses and achievement of anticipated synergies;

•	changes in laws and regulations, including safety, tax, consumer protection, environmental, and accounting matters;

•	competitive pressures from the same and alternative energy sources;

•	failure to acquire new customers and retain current customers thereby reducing or limiting any increase in revenues;

•	liability for environmental claims;

•	increased customer conservation measures due to high energy prices and improvements in energy efficiency and technology resulting in reduced demand;

•	adverse labor relations;

•	customer, counterparty, supplier or vendor defaults;

•

liability for uninsured claims and for claims in excess of insurance coverage, including those for personal injury and property damage arising from explosions, terrorism, and other catastrophic events that may result from operating hazards and risks incidental to transporting, storing and distributing propane, butane and ammonia;

•	political, regulatory and economic conditions in the United States and foreign countries;

•	capital market conditions, including reduced access to capital markets and interest rate fluctuations;

•	changes in commodity market prices resulting in significantly higher cash collateral requirements;

•	the impact of pending and future legal proceedings;

•	the availability, timing and success of our acquisitions and investments to grow our business; and

•	the interruption, disruption, failure or malfunction of our information technology systems, including due to cyber attack.

These factors, and the factors addressed under the heading “Risk Factors” in this prospectus supplement and “Risk Factors” in AmeriGas Partners’ Annual Report on Form 10-K for the fiscal year ended September 30, 2016 are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on our business, financial condition or future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by the federal securities laws.

This offer may be withdrawn at any time prior to the closing of the offering, and the offering is subject to the terms of this prospectus supplement. We and the underwriters also reserve the right to reject any offer to purchase notes in whole or in part for any reason and to allot to any prospective investor less than the full amount of notes sought by such investor.

SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. Unless the context otherwise indicates, “AmeriGas Partners,” the “Partnership,” “we,” “our,” “ours,” and “ourselves” refer to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its subsidiaries on a consolidated basis, which includes AmeriGas Finance Corp., and our operating partnership, AmeriGas Propane, L.P. References to our “general partner” refer to AmeriGas Propane, Inc.; references to “AmeriGas Propane” or our “operating partnership” refer to AmeriGas Propane, L.P.; references to “AmeriGas Finance” refer to AmeriGas Finance Corp.; and references to the “Issuers” refer to AmeriGas Partners, L.P. and AmeriGas Finance Corp. References to “fiscal year” are to our fiscal years ending September 30; for example, references to “fiscal 2016” are to our fiscal year ended September 30, 2016.

Our Business

We are a publicly traded limited partnership formed under Delaware law on November 2, 1994, and are the largest retail propane distributor in the United States based on the volume of propane gallons distributed annually. AmeriGas Propane, Inc. is our general partner and is responsible for managing our operations. We are a holding company, and we conduct our business principally through our operating partnership, AmeriGas Propane, L.P.

We serve over 1.9 million residential, commercial, industrial, agricultural, wholesale and motor fuel customers in all 50 states from approximately 1,900 propane distribution locations. In addition to distributing propane, we also sell, install and service propane appliances, including heating systems, and operate a residential heating, ventilation, air conditioning, plumbing, and related services business in certain counties of Pennsylvania, Delaware, and Maryland. Typically, our propane distribution locations are in suburban and rural areas where natural gas is not readily available. Our local offices generally consist of a business office and propane storage. As part of our overall transportation and distribution infrastructure, we operate as an interstate carrier throughout the continental United States.

We sell propane primarily to residential, commercial/industrial, motor fuel, agricultural and wholesale customers. We distributed over 1.1 billion gallons of propane in fiscal 2016. Approximately 96% of our fiscal 2016 sales (based on gallons sold) were to retail accounts and approximately 4% were to wholesale and supply customers. Sales to residential customers in fiscal 2016 represented approximately 38% of retail gallons sold; commercial/industrial customers 36%; motor fuel customers 17%; and agricultural customers 5%. Transport gallons, which are large-scale deliveries to retail customers other than residential, accounted for 4% of fiscal 2016 retail gallons. No single customer represents, or is anticipated to represent, more than 5% of our consolidated revenues.

We also continue to expand our AmeriGas Cylinder Exchange (“ACE”) program. At September 30, 2016, ACE cylinders were available at nearly 54,000 retail locations throughout the United States. Sales of our ACE cylinders to retailers are included in commercial/industrial sales. The ACE program enables consumers to purchase or exchange propane cylinders at various retail locations such as home centers, gas stations, mass merchandisers and grocery and convenience stores. We also supply retailers with large propane tanks to enable retailers to replenish customers’ propane cylinders directly at the retailer’s location.

Residential and commercial customers use propane primarily for heating, water heating and cooking purposes. Commercial users include hotels, restaurants, churches, warehouses, and retail stores. Industrial customers use propane to fire furnaces, as a cutting gas and in other process applications. Other industrial customers are large-scale heating accounts and local gas utility customers who use propane as a supplemental fuel to meet peak load deliverability requirements. As a motor fuel, propane is burned in internal combustion engines that power over-the-road vehicles, forklifts, commercial lawn mowers and stationary engines. Agricultural uses include tobacco curing, chicken brooding, crop drying, and orchard heating. In our wholesale operations, we principally sell propane to large industrial end-users and other propane distributors.

The common units of AmeriGas Partners, representing limited partner interests, trade on the New York Stock Exchange under the symbol “APU.”

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406. Our telephone number is (610) 337-7000 and our website address is http://www.amerigas.com. The information on our website does not constitute a part of this prospectus supplement. The reference to our website address is intended as an inactive textual reference only.

Our Strategy

Our strategy is to grow by (i) developing internal sales and marketing programs to improve customer service and attract and retain customers, (ii) leveraging our scale and driving productivity, and (iii) pursuing opportunistic acquisitions. We regularly consider and evaluate opportunities for growth through the acquisition of local, regional and national propane distributors. We compete for acquisitions with others engaged in the propane distribution business. During fiscal 2016, we completed the acquisition of six propane distribution businesses. We expect that internal growth will be provided in part from the continued expansion of our ACE program, through which consumers can purchase propane cylinders or exchange propane cylinders at various retail locations, and our National Accounts program, through which we encourage multi-location propane users to enter into a supply agreement with us rather than with many suppliers. During fiscal 2016, we made significant investments in technology to reduce operational costs while improving customer experience. For example, we (i) redesigned our website, enabling customers to pay bills online and seek customer support, (ii) increased our use of mobility to more efficiently deploy our drivers and make deliveries to customers, and (iii) networked our call centers, enabling employees to reroute calls based on volume and customer wait time. In addition, we strive to achieve superior safety performance.

Our Competitive Strengths

Scale as largest U.S. retail propane distributor

For the twelve months ended September 30, 2016, we distributed over 1.1 billion gallons of propane, with approximately 96% of our sales (based on gallons sold) to retail accounts. We operate an extensive storage and distribution network in order to transport propane to local market distribution locations, positioning us to serve propane consumers in all 50 states.

Geographic and customer diversity

For the twelve months ended September 30, 2016, we served over 1.9 million residential, commercial/industrial, motor fuel, agricultural and wholesale customers in all 50 states. Our broad national footprint reduces our exposure to adverse warm weather patterns in any one area of the United States. Our geographic coverage and scale also enable us to enter strategic relationships with large home centers, railroads, gas stations, convenience stores and other types of businesses with multiple locations.

Track record of successful acquisition integration

We have a track record of integrating large acquisitions. We have completed over 150 acquisitions since our initial public offering in 1995.

Strong credit profile

Our financial performance over the last few years has demonstrated our commitment to maintaining a strong credit profile.

Our Structure

AmeriGas Propane, Inc., our sole general partner and a wholly owned indirect subsidiary of UGI Corporation (NYSE: UGI), manages our activities and conducts our business. We also utilize the employees of, and management services provided by, UGI Corporation.

The chart below depicts our basic corporate structure. The percentages reflected in the following chart represent individual ownership interest in us and our general partner.

AmeriGas Finance Corp. is one of our wholly owned subsidiaries. It has nominal assets and does not and will not conduct any operations or have any employees. It was formed in 1995 for the sole purpose of acting as an issuer or co-obligor of debt securities that we may issue or guarantee from time to time. AmeriGas Finance Corp. acts as issuer or co-obligor for our notes solely to allow certain institutional investors that might otherwise not be able to invest in our securities, either because we are a limited partnership or by reason of the legal investment laws of their states of organization or their charters, to invest in our debt securities.

AmeriGas Finance LLC is one of our wholly owned subsidiaries. It has nominal assets and does not conduct any operations or have any employees. It was formed in 2011 for the sole purpose of acting as an issuer or co-obligor of debt securities that we may issue or guarantee from time to time. It acted as co-issuer of the 7.00% Senior Notes due 2022 (the “2022 Notes”) that were issued by it and AmeriGas Finance Corp. and guaranteed by AmeriGas Partners and that we intend to repay in part with a portion of the proceeds of this offering, as described under “Tender Offers” and “Use of Proceeds” below.

Tender Offers

On December 13, 2016, we commenced an offer to purchase (the “Tender Offer”) for cash up to $500 million aggregate principal amount of our outstanding 2022 Notes that were issued by AmeriGas Finance Corp. and AmeriGas Finance LLC and guaranteed by AmeriGas Partners. We intend to use a portion of the proceeds from this offering to fund the purchase of notes validly tendered and accepted for payment in the Tender Offer. We cannot assure you that the Tender Offer will be completed on the terms described in this prospectus supplement, or at all. Nothing in this prospectus supplement should be construed as an offer to purchase any of our outstanding notes. The Tender Offer is being made only upon the terms and conditions set forth in the offer to purchase therefor and related letter of transmittal.

The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on January 11, 2017, unless extended or earlier terminated. We have reserved the right, but are under no obligation, to increase or decrease the total amount of the 2022 Notes purchased in the Tender Offer. The Tender Offer is subject to the satisfaction of certain conditions, including, but not limited to, the consummation of this offering. This offering is not contingent on the consummation of the Tender Offer.

The Offering

A brief description of the material terms of the offering follows. For a more complete description of the notes offered hereby, see “Description of Notes” in this prospectus supplement and “Description of the Debt Securities” in the accompanying prospectus.

Co-Issuers	AmeriGas Partners, L.P. and AmeriGas Finance Corp. (the “Issuers”).

Notes Offered	$700,000,000 in aggregate principal amount of 5.500% Senior Notes due 2025 (the “notes”)

Maturity Date	May 20, 2025.

Interest Rate and Payment Dates	Interest on the notes will accrue at the rate of 5.500% per annum. Interest on the notes will be payable semiannually in cash in arrears on each May 20 and November 20, commencing on May 20, 2017. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption	The Issuers may redeem some or all of the notes at any time prior to February 20, 2025 (three months prior to the maturity date of the notes), at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus a “make whole” premium as of, and accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. At any time on or after February 20, 2025 (three months prior to the maturity date of the notes), the Issuers may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. See “Description of Notes—Optional Redemption” in this prospectus supplement.

Sinking Fund	None

Mandatory Offer to Repurchase	If AmeriGas Partners experiences specific kinds of changes in control, the Issuers must offer to repurchase the notes at a repurchase price of 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. See “Description of the Debt Securities—Offers to Purchase; Repurchase at the Option of the Debt Security Holders” of the accompanying prospectus.

Ranking	The notes will be senior unsecured joint and several obligations of the Issuers. The notes will rank equal in right of payment with all of the other existing and future senior indebtedness incurred or guaranteed by each of the Issuers. The notes will rank senior in right of payment to any future subordinated indebtedness of the Issuers, be effectively subordinated to any of the Issuers’ future secured indebtedness to the extent of the value of the assets securing such indebtedness; and be structurally subordinated to, which means they rank behind, the indebtedness of our operating partnership, including its credit facility.

As of September 30, 2016, after giving effect to this offering and the use of proceeds therefrom, the Issuers would have had long-term debt outstanding of $2.50 billion, and no secured debt outstanding. This includes the $480.84 million aggregate outstanding principal amount of 2022 Notes that will remain outstanding after this offering and the Tender Offer (assuming the Tender Offer is fully subscribed).

As of September 30, 2016, our operating partnership had outstanding debt of $182.8 million, including $153.2 million of borrowings outstanding under its credit facility, to which the notes would be effectively subordinated. In addition, as of September 30, 2016, our operating partnership had $67.2 million of issued and outstanding letters of credit. As of the same date, our operating partnership had $304.6 million of availability under its credit facility, excluding potential additional availability under the credit facility’s accordion feature.

Certain Covenants	The notes will be issued under an indenture, dated as of June 27, 2016, among the Issuers and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented from time to time and to be supplemented by a second supplemental indenture thereto to be entered into on the issue date of the notes among the Issuers and the Trustee. The indenture governing the notes will, among other things, restrict AmeriGas Partners’ and its restricted subsidiaries’ ability to:

•	make distributions or make certain other restricted payments;

•	borrow money or issue preferred stock;

•	incur liens;

•	permit its subsidiaries to make distributions or make certain other restricted payments;

•	sell certain assets or merge with or into other companies; and

•	enter into transactions with affiliates.

These covenants are subject to a number of important qualifications and limitations, including the termination of certain of these covenants upon the notes receiving an investment grade credit rating from two rating agencies. For more details, see “Description of the Debt Securities—Certain Covenants” and “—Termination of Certain Covenants when Series of Notes Rated Investment Grade” of the accompanying prospectus.

Use of Proceeds	We intend to use the net proceeds of this offering to repay in part the 2022 Notes issued by AmeriGas Finance and AmeriGas Finance LLC and guaranteed by AmeriGas Partners and for general corporate purposes. See “Summary—Tender Offers” and “Use of Proceeds.”

Certain of the underwriters in this offering or their affiliates own the 2022 Notes that are the subject of the Tender Offers and as a result, will receive proceeds from this offering. Affiliates of certain of the underwriters are lenders under our operating partnership’s credit facility and will receive a portion of the proceeds from this offering.

No Public Trading Market	The Issuers do not currently intend to list the notes on any national securities exchange or to arrange for quotation on any automated dealer quotation systems. There can be no assurance that an active trading market will develop for the notes.

Risk Factors	See “Risk Factors” in this prospectus supplement and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended September 30, 2016 which is incorporated by reference into this prospectus supplement and the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in the notes.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following tables present our summary historical financial data for the periods and at the dates indicated. The income statement and cash flow data for the fiscal years ended September 30, 2014, 2015 and 2016, and the balance sheet data as of September 30, 2015 and 2016 have been derived from our audited consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement. Our historical results included below and incorporated by reference into this prospectus supplement are not necessarily indicative of our future performance.

The historical consolidated financial data presented below should be read in conjunction with our historical financial statements and the related notes thereto, incorporated by reference into this prospectus supplement.

	Year Ended September 30,
	2014	2015	2016
	($ in thousands)
Income Statement Data:
Revenues:
Propane	$3,440,868	$2,612,401	$2,053,160
Other	272,067	272,921	258,657

	3,712,935	2,885,322	2,311,817

Costs and expenses:
Cost of sales—propane (excluding depreciation shown below)	2,034,592	1,301,167	719,842
Cost of sales—other (excluding depreciation shown below)	81,982	86,638	78,857
Operating and administrative expenses	963,963	953,283	928,786
Depreciation	154,020	152,204	146,805
Amortization	43,195	42,676	43,175
Other operating income, net	(27,450)	(31,355)	(28,252)

	3,250,302	2,504,613	1,889,213

Operating income	462,633	380,709	422,604
Loss on extinguishments of debt	—	—	(48,889)
Interest expense	(165,581)	(162,842)	(164,095)

Income before income taxes	297,052	217,867	209,620
Income tax (expense) benefit	(2,611)	(2,898)	1,573

Net income including noncontrolling interest	294,441	214,969	211,193
Less: net income attributable to noncontrolling interest	(4,548)	(3,758)	(4,209)

Net income attributable to AmeriGas Partners, L.P.	$289,893	$211,211	$206,984

Balance Sheet Data (at period end):
Cash and cash equivalents	$13,480	$14,757	$15,827
Total assets	4,338,456	4,120,152	4,057,770
Total long-term debt, including current maturities	2,266,132	2,261,936	2,333,809
Total partners’ capital	1,360,890	1,200,373	1,019,209

Other Data:
EBITDA(1)	$655,300	$571,831	$559,486
Adjusted EBITDA(1)	664,699	619,189	542,963
Retail gallons sold (millions)	1,275.6	1,184.3	1,065.5
Capital expenditures (including capital leases)	113,934	102,009	101,693

Cash Flow Data:
Net cash provided by operating activities	$480,070	$523,858	$422,943
Net cash used by investing activities	(109,749)	(99,033)	(124,617)
Net cash used by financing activities	(369,476)	(423,548)	(297,256)

(1)	Earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA (EBITDA as adjusted for the effects of gains and losses on commodity derivative instruments not associated with current-period transactions and other gains and losses that competitors do not necessarily have) should not be considered as alternatives to net income (loss) attributable to the Partnership (as an indicator of operating performance) and are not measures of performance or financial condition under accounting principles generally accepted in the United States (“GAAP”). Management believes EBITDA and Adjusted EBITDA are meaningful non-GAAP financial measures used by investors to (1) compare the Partnership’s operating performance with that of other companies within the propane industry and (2) assess the Partnership’s ability to meet its loan covenants. The Partnership’s definitions of EBITDA and Adjusted EBITDA may be different from those used by other companies.

Management uses EBITDA to compare year-over-year profitability of the business without regard to capital structure as well as to compare the relative performance of the Partnership to that of other master limited partnerships without regard to their financing methods, capital structure, income taxes or historical cost basis. Management uses Adjusted EBITDA to exclude from the Partnership’s EBITDA, gains and losses on commodity derivative instruments not associated with current-period transactions and other gains and losses that competitors do not necessarily have to provide additional insight into the comparison of year-over-year profitability to that of other master limited partnerships. In view of the omission of interest, income taxes, depreciation and amortization from EBITDA and gains and losses on commodity derivative instruments not associated with current-period transactions and other gains and losses that competitors do not necessarily have from Adjusted EBITDA, management also assesses the profitability of the business by comparing net income attributable to the Partnership for the relevant years.

Management also uses Adjusted EBITDA to assess the Partnership’s profitability because its parent, UGI Corporation, uses the Partnership’s Adjusted EBITDA to assess the profitability of the Partnership, which is one of UGI Corporation’s industry segments. UGI Corporation discloses the Partnership’s Adjusted EBITDA in its disclosures about its industry segments as the profitability measure for its domestic propane segment.

The following table includes reconciliations of net income attributable to the Partnership to EBITDA and Adjusted EBITDA for all periods presented:

	Year Ended September 30,
	2014	2015	2016
	($ in thousands)
Net income attributable to AmeriGas Partners, L.P.	$289,893	$211,211	$206,984
Income tax expense (benefit)	2,611	2,898	(1,573)
Interest expense	165,581	162,842	164,095
Depreciation and amortization	197,215	194,880	189,980

EBITDA	655,300	571,831	559,486
Add net losses (subtract net gains) on commodity derivative instruments not associated with current-period transactions	9,495	47,841	(66,079)
Noncontrolling interest in net (losses) gains on commodity derivative instruments not associated with current-period transactions	(96)	(483)	667
Loss on extinguishments of debt	—	—	48,889

Adjusted EBITDA	$664,699	$619,189	$542,963

RISK FACTORS

The notes offered by this prospectus supplement and the accompanying prospectus may involve a high degree of risk. You should read carefully the following risk factors and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended September 30, 2016 which is incorporated by reference into this prospectus supplement, in addition to the other information set forth in this prospectus supplement and the accompanying prospectus, before making an investment in the notes.

The Issuers have no material operations or assets. Accordingly, noteholders will be paid only if we receive distributions from our operating partnership after it meets its own financial obligations.

AmeriGas Partners is a holding company for its subsidiaries with no material operations and only limited assets. AmeriGas Finance is our wholly owned finance subsidiary that conducts no business and has nominal assets, and was formed for the sole purpose of acting as an obligor of debt securities that may be issued from time to time. Accordingly, we are dependent on cash distributions from our operating partnership, AmeriGas Propane, L.P., to service our debt obligations.

Noteholders will not receive payments required by the notes unless our operating partnership is able to make distributions to us after it first satisfies its obligations under the terms of its own borrowing arrangements and reserves any necessary amounts to meet its own financial obligations. Our operating partnership is required to distribute all of its available cash each quarter, less the amount of cash reserves that AmeriGas Propane, Inc., our operating partnership’s general partner and our general partner, determines is necessary or appropriate in its reasonable discretion to provide for the proper conduct of our operating partnership’s business, to enable it to make distributions to us so that we can make timely distributions to our limited partners and the general partner under our partnership agreement during the next four quarters, or to comply with applicable law or any of our operating partnership’s debt or other agreements.

Our operating partnership’s existing credit facility only permits quarterly distributions by the operating partnership to us if no default exists under that agreement. The existing credit facility contains various negative and affirmative covenants applicable to the operating partnership and requires the operating partnership to maintain specified financial ratios. If the operating partnership violates any of these covenants or requirements, a default may result and distributions to us would be limited.

In addition, other debt securities issued by us or our other subsidiaries contain restrictive covenants, including limitations on dividend payments and specified financial ratio requirements. If we violate any of these covenants or requirements, a default may result and our cash available to pay amounts due under the notes would be adversely affected.

Noteholders may not receive payments under the notes because we are required to distribute all of our available cash and are not required to accumulate cash for the purpose of meeting our future obligations to noteholders.

Subject to the limitations on restricted payments contained in the indenture governing the notes and the indentures governing our existing notes, our partnership agreement requires us to distribute all of our available cash each quarter to our limited partners and our general partner. As a result of these distribution requirements, we may not accumulate significant amounts of cash. Therefore, if our operating partnership cannot make distributions, we may not have enough cash available to make a payment on the notes.

The notes will be structurally subordinated to all indebtedness and other liabilities of our operating partnership and our subsidiaries (other than AmeriGas Finance) and effectively subordinated to any of our or our co-obligor’s secured indebtedness to the extent of the value of the assets securing such indebtedness.

The notes will be structurally subordinated to all existing and future claims of creditors of our operating partnership and its subsidiaries. This is because these creditors will have priority as to the assets of our operating partnership and its subsidiaries over our claims and, indirectly thereby, the claims of the holders of the notes.

Thus, the notes are structurally subordinated to the claims of the lenders under our operating partnership’s existing credit facility, trade creditors and all existing and future creditors of any of our subsidiaries, but excluding AmeriGas Finance. In addition, the notes will be effectively subordinated to any secured indebtedness that we or AmeriGas Finance incurs to the extent of the value of the assets securing such indebtedness.

As of September 30, 2016, our operating partnership had outstanding debt of $182.8 million, including $153.2 million of borrowings outstanding under its credit facility, to which the notes would be effectively subordinated. In addition, as of September 30, 2016, our operating partnership had $67.2 million of issued and outstanding letters of credit. As of the same date, our operating partnership had $304.6 million of availability under its credit facility, excluding potential additional availability under the credit facility’s accordion feature.

Our substantial debt could impair our financial condition and our ability to fulfill our debt obligations.

We have substantial indebtedness. As of September 30, 2016, after giving effect to this offering and the use of proceeds to purchase $500 million aggregate principal amount of the 2022 Notes pursuant to the Tender Offer, we and our operating partnership, on a consolidated basis, would have had total indebtedness of approximately $2.53 billion (including current maturities of long-term debt of $8.5 million) and our partners’ capital would have totaled $0.988 billion resulting in a ratio of debt to partners’ capital of 2.56 to 1.

Subject to the restrictions under our operating partnership’s existing credit facility and the indentures governing our existing notes, we may incur significant additional indebtedness, which may be secured and will be effectively senior to the notes.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for our operating partnership to distribute cash for us to satisfy our obligations with respect to the notes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Restrictive covenants in the agreements governing our indebtedness and the indebtedness of our operating partnership and its subsidiaries may reduce our operating flexibility.

The indenture governing the notes offered hereby and the indentures governing our existing notes and our operating partnership’s existing credit facility contain various covenants that limit our ability to:

•	incur additional indebtedness;

•	engage in transactions with affiliates;

•	create or incur liens;

•	sell assets;

•	make restricted payments, loans and investments;

•	enter into business combinations and asset sale transactions; and

•	engage in other lines of business.

These restrictions could limit our ability and the ability of our operating partnership to obtain future financings, make needed capital expenditures, withstand a future downturn in the economy or our business, conduct operations or otherwise take advantage of business opportunities that may arise.

Our operating partnership’s existing credit facility and the indentures governing our notes also require us or our subsidiaries to maintain specified financial ratios and satisfy other financial conditions. Our ability to meet those financial ratios and conditions can be affected by events beyond our control, such as weather conditions and general economic conditions. Accordingly, we and our operating partnership may be unable to meet those financial ratios and conditions.

Our breach of any of these covenants or failure to meet any of those financial ratios or conditions could result in a default under the terms of the relevant indebtedness, which could cause such indebtedness and, by reason of cross-default provisions, the notes, to become immediately due and payable. If we are unable to repay those amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against any collateral granted to them to secure that indebtedness. If the lenders under our operating partnership’s existing credit facility or the holders of our other notes accelerate the repayment of such borrowings, we may not have sufficient assets to repay our indebtedness, including the notes.

If the notes are rated as investment grade by two rating agencies, certain covenants contained in the indenture will be terminated, and you will lose the protection of these covenants following the date of such termination and such covenants will not be reinstated if the notes fail to maintain these investment grade ratings.

The indenture contains certain covenants that will be terminated with respect to the notes if the notes are rated investment grade by two of three rating agencies. The covenants that will be terminated include the restrictions on our and our restricted subsidiaries’ ability to incur additional debt, make certain restricted payments, loans and investments, sell assets, engage in transactions with affiliates and enter into business combinations and asset sale transactions. Because these restrictions will be terminated if the notes are rated investment grade by two rating agencies, we will be able to incur additional debt and consummate transactions that would not have been permitted had these covenants been in effect, which may, in turn, impair our ability to satisfy our obligations with respect to the notes. The covenants will not be reinstated with respect to the notes if the notes fail to maintain these investment grade ratings. See “Description of Debt Securities—Termination of Certain Covenants when Series of Notes Rated Investment Grade.”

You may not know whether the Issuers are obligated to purchase the notes upon a change of control because of the ambiguity as to the meaning of a sale of “all or substantially all” of our assets.

The indenture for the notes provides that noteholders may require us to purchase their notes at 101% of their principal amount, plus accrued and unpaid interest, upon the occurrence of any “change of control” event specified in the indenture for the notes and summarized in the accompanying prospectus under “Description of the Debt Securities—Offers to Purchase; Repurchase at the Option of the Debt Security Holders.” The events that trigger a change of control include a sale of all or substantially all of our assets. The meaning of “all or substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which law governs the indenture. This ambiguity as to when a sale of all or substantially all of our assets has occurred may make it difficult for holders of the notes to determine whether the Issuers have properly identified a change of control.

We are not likely to be able to purchase the notes upon a change of control; certain transactions may not constitute a change of control.

We are not likely to be able to purchase outstanding notes upon a change of control as defined in the indenture because the holders of any other notes will also have a purchase right upon the change of control and we may not have access to sufficient funds to purchase all such notes and such other notes at that time. In addition, we may be unable to purchase outstanding notes because our operating partnership’s existing credit facility limits our operating partnership’s ability to make distributions to the partnership and we are not likely to have sufficient immediate financial resources for the repurchase.

A change of control under the indenture governing the notes and the indentures governing the existing notes will result in an event of default permitting the acceleration of the debt under the indentures if we fail to purchase notes upon the demand of the holders. Such event of default will result in an event of default permitting the acceleration of the debt under our operating partnership’s existing credit facility, provided that the amount in default exceeds $75 million or we are otherwise required to repurchase our other outstanding debt. We and our operating partnership and its subsidiaries would be unable to repay simultaneously all of our indebtedness upon the acceleration of our debt.

In addition, a change of control will result in an event of default under our operating partnership’s existing credit facility if the change of control results in UGI Corporation not owning directly or indirectly 51% of the general partnership interests in our operating partnership and at least a 20% ownership interest in our operating partnership. Such an event of default under our operating partnership’s existing credit facility would permit the banks to accelerate repayment of the indebtedness owed to them. An acceleration of the indebtedness under our operating partnership’s existing credit facility would result in an event of default under the indentures entitling the holders of the notes and the existing notes to declare the notes and the existing notes immediately due and payable as long as the aggregate amount of such indebtedness is at least $10 million. We and our operating partnership would be unable to repay simultaneously all of our indebtedness upon the acceleration of our debt.

You will not have any purchase rights when a transaction takes place that does not meet the definition of a change of control under the indenture because the transaction involves UGI Corporation, any of its subsidiaries or any entity in which UGI Corporation or any of its subsidiaries beneficially owns at least 51% of the entity’s voting stock. In addition, you will not have any purchase rights when a transaction takes place that is not a change of control under the indenture, including an acquisition, refinancing or other recapitalization, notwithstanding the fact that the transaction increases the amount of our indebtedness outstanding or otherwise affects our capital structure or credit ratings or adversely affects the holders of the notes in some other way.

There may be no trading market for the notes.

We do not intend to list the notes to be issued under this prospectus supplement on any securities exchange or to seek approval for quotations of the notes through any automated quotation system. There is no established market for the notes and there is a risk that:

•	an active trading market for the notes will not develop;

•	you will not be able to sell your notes at fair market value or at all; or

•	you will not receive any specific price upon any sale of the notes.

If a public market for the notes does develop, the notes could trade at prices that may be lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the periods indicated:

	2012	2013	2014	2015	2016
Ratio of earnings to fixed charges (a)	1.09	2.22	2.59	2.18	2.11

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings is defined as income before income taxes plus fixed charges (excluding interest capitalized) and amortization of interest capitalized. Fixed charges consist of interest expensed and capitalized and the estimated portion of operating leases representative of the interest factor.

USE OF PROCEEDS

We estimate that we will receive approximately $690 million from the sale of the notes, after deducting underwriters’ discounts and commissions and offering expenses. We plan to use the net proceeds from the offering (i) to repurchase up to $500 million aggregate principal amount of the 2022 Notes issued by AmeriGas Finance and AmeriGas Finance LLC and guaranteed by AmeriGas Partners, (ii) to reduce our remaining indebtedness and that of our subsidiaries from time to time, and (iii) for general corporate purposes. The 2022 Notes are subject to the Tender Offer described under “Summary—Tender Offers.”

Certain of the underwriters in this offering or their affiliates own the 2022 Notes that are the subject of the Tender Offer and, as a result, will receive proceeds from this offering.

Affiliates of certain of the underwriters are lenders under our operating partnership’s credit facility and will receive a portion of the proceeds from this offering.

CAPITALIZATION

The following table sets forth AmeriGas Partners’ consolidated cash and capitalization as of September 30, 2016 (a) on an actual basis and (b) as adjusted to give effect to (1) the consummation of this offering, (2) the application of the estimated net proceeds to repay $500 million aggregate principal amount of the 2022 Notes and to reduce short-term borrowings, as further described under “Use of Proceeds,” as if this transaction had occurred on September 30, 2016 (assuming the Tender Offer is fully subscribed) and (3) the cash contribution by the operating partnership’s general partner of approximately $1.6 million that will be made in order to maintain the general partner’s 1.01% interest in the operating partnership, which is also being used to reduce short-term borrowings. You should read this table in conjunction with “Use of Proceeds” and our audited and unaudited consolidated financial statements and the notes to those financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of September 30, 2016
	Actual	Adjusted
	(thousands of dollars)
Cash and cash equivalents	$15,827	$21,841

Short-term debt, including current maturities:
Short-term borrowings(1)	$153,200	$—
Current maturities of long-term debt	8,475	8,475

	161,675	8,475

Long-term debt:
5.875% Senior Notes due 2026	$675,000	$675,000
5.625% Senior Notes due 2024	675,000	675,000
7.000% Senior Notes due 2022	980,844	480,844
Long-term portion of Heritage Propane debt	6,766	6,766
Notes offered hereby	—	700,000
Other	14,349	14,349
Less: unamortized debt issuance costs	(26,625)	(32,048)

Total debt	2,487,009	2,528,386

Partners’ capital:
AmeriGas Partners, L.P. partners’ capital(2)	$984,221	$950,944
Noncontrolling interest	34,988	36,596

Total partners’ capital	1,019,209	987,540

Total capitalization	$3,506,218	$3,515,926

(1)	We have $525.0 million in total borrowing capacity under our operating partnership’s bank credit agreement. As of September 30, 2016, we had $67.2 million of outstanding letters of credit under our operating partnership’s credit agreement and we had $304.6 million of available borrowings under our operating partnership’s bank credit agreement. On December 12, 2016, we had $67.2 million of outstanding letters of credit under our operating partnership’s credit agreement and we had $209.3 million of available borrowings under our operating partnership’s bank credit agreement.

(2)	We estimate that we will incur a $33.3 million loss related to the expected early extinguishment of debt resulting from the Tender Offer, assuming the purchase of $500 million aggregate principal amount of the 2022 Notes, principally comprising the write-off of deferred debt financing costs of $4.5 million and premiums paid in the Tender Offer of $28.8 million.

DESCRIPTION OF NOTES

The following description of the notes that the Issuers are offering supplements, and should be read together with, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under the heading “Description of the Debt Securities.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description of debt securities in the accompanying prospectus and the indenture. Certain capitalized terms used herein are defined in the accompanying prospectus under the heading “Description of the Debt Securities—Certain Definitions.”

For purposes of this section, the terms “we,” “our” and “Issuers” refer only to AmeriGas Partners, L.P. and AmeriGas Finance Corp.

The Issuers are issuing the notes under an indenture, dated as of June 27, 2016, among the Issuers and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented from time to time and to be supplemented by a second supplemental indenture to be entered into among the Issuers and the Trustee on the closing date for this offering.

We do not currently intend to list the notes on any securities exchange or to seek approval for quotation through any automated quotation system. We cannot assure you that an active trading market for the notes will develop. The absence of an active trading market could have an adverse effect on the liquidity and value of the notes.

Principal, Maturity and Interest

The notes will initially be issued in an aggregate principal amount of $700,000,000. We will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will mature on May 20, 2025, unless redeemed prior to that date, as described under “—Optional Redemption.” Interest on the notes will accrue at a rate of 5.500% per annum. We will pay interest on the notes semiannually in arrears on May 20 and November 20 of each year, beginning on May 20, 2017. We will make each interest payment to the persons who are the registered holders of the notes on the immediately preceding May 5 or November 5, respectively.

Interest on the notes will accrue from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

The notes are subject to redemption at the Issuers’ option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at any time prior to February 20, 2025 (three months prior to the maturity date of the notes) at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but excluding, the applicable redemption date, subject to the rights of the holders of the notes on a relevant record date to receive interest due on the relevant interest payment date.

At any time on or after February 20, 2025 (three months prior to the maturity date of the notes), the Issuers may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at any time at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date, subject to the rights of the holders of the notes on a relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any applicable redemption date, the greater of:

(1)	1.0% of the then outstanding principal amount of such note (expressed in dollars); or

(2)	the excess of (expressed in dollars):

(a)	the present value at such redemption date of (i) 100% of the then outstanding principal amount of such note plus (ii) all required interest payments to become due on such note from and after such redemption date through February 20, 2025 (three months prior to the maturity date of the notes), excluding accrued but unpaid interest to the redemption date, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of such note.

“Treasury Rate” means with respect to the notes, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 20, 2025 (three months prior to the maturity date of the notes); provided, however, that if the period from such redemption date to February 20, 2025 (three months prior to the maturity date of the notes) is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

In addition, the notes are subject to redemption as described in the accompanying prospectus under “Offers to Purchase; Repurchase at the Option of the Debt Security Holders.”

Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section discusses the material U.S. federal income tax considerations of the acquisition, ownership and disposition of a note. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative positions of the Internal Revenue Service (“IRS”) and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretations.

We have not sought a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of a note. There can be no assurance that the IRS will not challenge one or more of the conclusions described herein.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s circumstances (for example, a person subject to the alternative minimum tax provisions of the Code). This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currencies, traders who elect to mark the notes to market for U.S. federal income tax purposes, partners in partnerships or other pass-through entities, tax-exempt entities, banks and other financial institutions, insurance companies, brokers, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” certain former citizens or residents of the United States, persons holding a note as part of a “straddle,” “conversion transaction” or other risk reduction transaction and U.S. Holders (as defined below) who have a “functional currency” other than the U.S. dollar.

This discussion does not address any aspect of state, local or non-U.S. law, or U.S. federal estate and gift tax law other than U.S. federal estate tax law as applicable to a Non-U.S. Holder (to the extent set forth below). In addition, this discussion is limited to an initial purchaser of a note who acquires the note at the offering price indicated on the cover of this prospectus supplement and who will hold the note as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, we urge you to consult your tax advisers.

This discussion of certain material U.S. federal income and estate tax considerations is not tax advice. Prospective purchasers of the notes are advised to consult their tax advisers regarding the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of the notes.

Treatment of the Notes

In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the notes. For instance, in the event of a change of control triggering event, we are required to pay 101% of the principal amount of the notes to be repurchased plus accrued and unpaid interest. See “Description of the Debt Securities—Offers to Purchase; Repurchase at the Option of the Debt Security Holders” of the accompanying prospectus. Our obligation to pay such excess amounts could cause the IRS to take the position that the notes are “contingent payment debt instruments” for U.S. federal income tax purposes. If the IRS were successful in such an assertion, the timing and amount of income included and the character of gain recognized with respect to the notes could be different from the consequences discussed herein. Notwithstanding this possibility, we do not believe that the notes are contingent payment debt instruments, and, consequently, we do not intend to treat the notes as contingent payment debt instruments because, among other reasons, we have determined the likelihood of the events pursuant to which we must pay amounts in excess of stated interest or principal on the notes to be remote. Such determination by us is binding on all investors unless an investor discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a note was acquired. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments for U.S. federal income tax purposes.

U.S. Holders

The following discussion is limited to a beneficial owner of a note that is a “U.S. Holder.” For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation (or an entity treated as a corporation) created or organized in the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of source or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” within the meaning of the Treasury regulations promulgated under the Code, have the authority to control all substantial decisions of the trust, or if it is one of certain electing trusts that were in existence on August 19, 1996, and was treated as domestic trusts on that date.

Taxation of Stated Interest on the Notes.    Generally, payments of stated interest on a note will be includible in a U.S. Holder’s gross income and taxable as ordinary income for U.S. federal income tax purposes at the time such interest is paid or accrued, in accordance with the U.S. Holder’s regular method of tax accounting. The following discussion assumes that the notes will not be treated as issued with original issue discount.

Sale, Exchange, Retirement or Other Taxable Disposition of a Note.    A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange, retirement or other taxable disposition of a note measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received (except to the extent that the cash or other property received in respect of a note is attributable to the payment of accrued interest on the note, which, if not previously included in income, will be taxable as ordinary income) and (ii) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the amount paid for the note. The gain or loss will be long-term capital gain or loss if the note has been held for more than one year at the time of the sale, exchange, retirement or other taxable disposition. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitation.

Net Investment Income Tax.    Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of their interest income and net gains from the disposition of a note. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this Net Investment Income tax to its income and gains in respect of its investment in the notes.

Information Reporting Requirements and Backup Withholding.    A U.S. Holder of a note may be subject, under certain circumstances, to information reporting and “backup withholding,” at a current rate of 28%, with respect to certain “reportable payments,” including interest, principal (and premium, if any) on, and gross proceeds from a disposition of, a note. Backup withholding will not apply with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

The backup withholding rules apply if the U.S. Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to properly report the receipt of interest or dividends to the IRS or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the U.S. Holder is not subject to backup withholding. A U.S. Holder who does not provide its correct TIN also may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or as a credit against that U.S. Holder’s U.S. federal income tax liability, provided the requisite procedures are followed. We (or an applicable withholding agent) will report annually to the IRS and to each U.S. Holder of a note the amount of any “reportable payments” and the amount of tax withheld, if any, with respect to those payments.

Non-U.S. Holders

The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of a note by a “Non-U.S. Holder”. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner (other than a partnership) of notes other than a U.S. Holder. For purposes of the discussion below, interest on and gain on the sale, exchange or other disposition of the notes will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business; and

•

in the case of a Non-U.S. Holder eligible for the benefits of an applicable income tax treaty, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest.    Subject to the discussion below under “Foreign Account Tax Compliance,” interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest on the notes will qualify as portfolio interest if the Non-U.S. Holder:

•	does not actually or constructively own 10% or more of our capital or profits interests;

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code; and

•	certifies, under penalties of perjury on a Form W-8BEN or Form W-8BEN-E, as applicable, that the Non-U.S. Holder is not a U.S. person and provides its name and address.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30%, unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net-income basis at regular graduated U.S. rates rather than the 30% withholding rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to a branch profits tax at a rate of 30% (or such lower rate provided under an applicable income tax treaty). To claim an exemption from withholding for U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed Form W-8BEN or Form W-8BEN-E (claiming treaty benefits), or W-8ECI (claiming exemption from withholding because income is U.S. trade or business income) (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under the Treasury regulations, special procedures are provided for payments through qualified intermediaries.

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes.    Subject to the discussion below under “Foreign Account Tax Compliance,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange, retirement or other taxable disposition of the notes unless:

•	the gain is U.S. trade or business income (in which case the branch profits tax may also apply to a corporate Non-U.S. Holder); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements.

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which its U.S.-source gains, if any, from the sale or exchange of capital assets exceed its U.S.-source losses, if any, from the sale or exchange of capital assets recognized in the same taxable year by the Non-U.S. Holder. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax (but will not be subject to U.S. federal withholding tax) on the gain derived from the disposition on a net-income basis in the same manner as if the Non-U.S. Holder were a U.S. person as defined under the Code unless an applicable income tax treaty provides otherwise, and a Non-U.S. Holder that is a non-U.S. corporation may be subject to an additional branch profits tax at a rate of 30% on its earnings and profits for the tax year, subject to adjustments, that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If a Non-U.S. Holder is eligible for the benefits of an applicable tax treaty between the United States and its country of residence, any gain recognized on the disposition of notes will be subject to U.S. federal income tax in the manner specified by the treaty

U.S. Federal Estate Tax.    Notes held (or treated as held) by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of his or her death will not be subject to United States federal estate tax, provided that the interest on such notes would be exempt as portfolio interest when received by the Non-U.S. Holder at the time of his or her death (without regard to the obligation to certify on Form W-8BEN or Form W-8BEN-E, as applicable) and the income on the notes was not U.S. trade or business income. Prospective purchasers of the notes should consult their own tax advisors regarding the federal estate tax rules.

Information Reporting Requirements and Backup Withholding.    Any interest that is paid on the notes must be reported annually to the IRS and to each Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Backup withholding and certain information reporting requirements will not apply to such payments of interest with respect to which either the requisite certification (i.e., a Form W-8BEN or Form W-8BEN-E, as applicable, or W-8ECI as described above) has been received or an exemption otherwise has been established, provided that the payor does not have actual knowledge that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker is a “U.S. related person.” In the case of the payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder timely provides the required information to the IRS.

Foreign Account Tax Compliance.    Pursuant to provisions of the Code commonly known as the Foreign Account Tax Compliance Act (“FATCA”) and associated Treasury regulations and related administrative guidance, a U.S. federal withholding tax at a 30% rate applies to interest payments, as well as gross proceeds in respect of a sale or other disposition of debt obligations occurring after December 31, 2018, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless: (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying its direct and indirect substantial United States owners (generally by providing an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). An applicable intergovernmental agreement between the U.S. and a Non-U.S. Holder’s jurisdiction may modify the rules discussed in this paragraph. Prospective investors should consult their tax advisers regarding the potential application of FATCA to their investment in the notes. If U.S. federal withholding tax under FATCA, or otherwise, is required on payments with respect to the notes, such withheld amount will be paid to the IRS. That payment, if made, will be treated as a payment of cash to the recipient with respect to whom the payment was made and will reduce the amount of cash to which such recipient would otherwise be entitled.

THE U.S. FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON THE INVESTOR’S PARTICULAR SITUATION. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Wells Fargo Securities, LLC is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
Wells Fargo Securities, LLC	$157,500,000
J.P. Morgan Securities LLC	140,000,000
Citigroup Global Markets Inc.	66,500,000
Citizens Capital Markets, Inc.	66,500,000
Credit Suisse Securities (USA) LLC	66,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	66,500,000
PNC Capital Markets LLC	66,500,000
BB&T Capital Markets, a division of BB&T Securities, LLC	17,500,000
BNY Mellon Capital Markets, LLC	17,500,000
Santander Investment Securities Inc.	17,500,000
TD Securities (USA) LLC	17,500,000

Total	$700,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

We estimate that our out-of-pocket expenses for the offering, not including the underwriting discount, will be approximately $1.2 million.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by certain of the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Settlement

We expect that delivery of the notes will be made to investors on or about December 28, 2016, which will be the business day following the date of this prospectus supplement (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of certain of the underwriters are lenders under our operating partnership’s credit facility and will receive a portion of the proceeds from this offering. In addition, Wells Fargo Securities, LLC is acting as the dealer manager in connection with the Tender Offer and will receive customary fees in connection therewith. Certain of the underwriters in this offering or their affiliates also own the 2022 Notes that were tendered for in the Tender Offer and, as a result, will receive a portion of the proceeds from this offering.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain other of such underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of notes which are the subject of the offering has been, or will be made to the public in that Relevant Member State, other than under the following exemptions under the Prospectus Directive:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representative for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus supplement has been prepared on the basis that any offer of notes in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or the Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representative has authorized, nor does it authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the Representative to publish a prospectus for such offer.

For the purpose of this provision, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restriction set out below.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2) (a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

LEGAL MATTERS

The validity of the notes being offered will be passed upon for us by Morgan, Lewis & Bockius LLP. The underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of AmeriGas Partners, L.P., appearing in AmeriGas Partners, L.P.’s Annual Report (Form 10-K) as of and for the years ended September 30, 2016 and 2015, (including schedules appearing therein), and the effectiveness of AmeriGas Partners, L.P.’s internal control over financial reporting as of September 30, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated statements of operations, comprehensive income, cash flows and partners’ capital for the year ended September 30, 2014, incorporated by reference in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended September 30, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference information that we file with the SEC. This means that we disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered a part of this prospectus. Any information we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents that we have filed with the SEC:

•	our annual report on Form 10-K for the fiscal year ended September 30, 2016, filed on November 22, 2016; and

•	our current report on Form 8-K, filed on December 13, 2016.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus to the end of the offering of the debt securities. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. We are not incorporating by reference any information furnished under items 2.02 or 7.01 (or corresponding information furnished under item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we may furnish to the SEC, unless otherwise specified in such current report or in a particular prospectus supplement.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be made to AmeriGas Propane, Inc., 460 North Gulph Road, King of Prussia, Pennsylvania 19406, telephone (610) 337-7000, Attention: Treasurer.

WHERE YOU CAN FIND MORE INFORMATION

AmeriGas Partners files annual, quarterly and current reports and other information with the SEC. You can read and copy these reports and other information, including the documents incorporated by reference, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 (please call 1-800-SEC-0330 for further information about the operation of the public reference room). Such documents, reports and information are also available on the SEC’s website at http://www.sec.gov.

We also provide information to the New York Stock Exchange because our common units are traded on the New York Stock Exchange. You may obtain our reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

PROSPECTUS

AMERIGAS PARTNERS, L.P.

AMERIGAS FINANCE CORP.

SENIOR DEBT SECURITIES

Senior debt securities of AmeriGas Partners, L.P. and AmeriGas Finance Corp. may be offered in one or more series, in amounts, at prices and on terms to be determined at the time of the offering.

We will provide specific terms concerning the debt securities in supplements to this prospectus and other offering material, as necessary. You should read this prospectus and the accompanying prospectus supplement and any other offering material carefully before you invest.

We will offer the debt securities only by and through underwriters in firm commitment underwritings. See “Plan of Distribution.” The prospectus supplement will list the underwriters and the compensation that they will receive.

Investing in the debt securities involves certain risks. See Item 1A. “Risk Factors” in our recent Annual Report on Form 10-K for the fiscal year ended September 30, 2015, as amended, which is incorporated by reference into this prospectus, and “Risk Factors” in the applicable prospectus supplement, for a discussion of the factors you should carefully consider before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 20, 2016

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we have filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, or amended, or the Securities Act. Under this shelf registration process, we may sell from time to time the debt securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of us and the debt securities. We will file prospectus supplements that may add to, update or change information in this prospectus. In addition, you should review the documents we have incorporated by reference.

When used in this prospectus, unless the context otherwise requires, “AmeriGas Partners,” “we,” “our,” “ours,” and “ourselves” refer to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its subsidiaries on a consolidated basis, which includes AmeriGas Finance Corp. and our operating partnership, AmeriGas Propane, L.P. References to our “general partner” refer to AmeriGas Propane, Inc., and references to “AmeriGas Propane” or our “Operating Partnership” refer to AmeriGas Propane, L.P. References to “fiscal year” are to our fiscal years ending September 30; for example, references to “fiscal 2015” are to our fiscal year ended September 30, 2015.

We have not authorized anyone to provide you with any information or represent anything about us that is not contained in or incorporated by reference into this prospectus or any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you to. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any prospectus supplement.

ABOUT AMERIGAS PARTNERS, L.P.

We are a publicly traded limited partnership formed under Delaware law on November 2, 1994, and are the largest retail propane distributor in the United States based on the volume of propane gallons distributed annually. AmeriGas Propane, Inc. is our general partner and is responsible for managing our operations. We are a holding company, and we conduct our business principally through our operating partnership, AmeriGas Propane, L.P.

We serve approximately 2 million residential, commercial, industrial, agricultural, wholesale and motor fuel customers in all 50 states from approximately 2,000 propane distribution locations. In addition to distributing propane, we also sell, install and service propane appliances, including heating systems, and operate a residential heating, ventilation, air conditioning, plumbing, and related services business in certain counties of Pennsylvania, Delaware, and Maryland. Typically, we are located in suburban and rural areas where natural gas is not readily available. Our local offices generally consist of a business office and propane storage. As part of our overall transportation and distribution infrastructure, we operate as an interstate carrier in all states throughout the continental United States.

We sell propane primarily to residential, commercial/industrial, motor fuel, agricultural and wholesale customers. We distributed over 1.2 billion gallons of propane in fiscal 2015. Approximately 96% of our fiscal 2015 sales (based on gallons sold) were to retail accounts and approximately 4% were to wholesale and supply customers. The following percentages approximate the customer breakdown of retail gallons sold in fiscal 2015 consisting of the following: 39% to residential customers; 36% to commercial/industrial customers; 15% to motor fuel customers; and 6% to agricultural customers. Transport gallons, which are large-scale deliveries to retail customers other than residential, accounted for 4% of fiscal 2015 retail gallons. No single customer represents, or is anticipated to represent, more than 5% of our consolidated revenues.

We also continue to expand our AmeriGas Cylinder Exchange (“ACE”) program. At September 30, 2015, ACE Cylinders were available at nearly 48,500 retail locations throughout the United States. Sales of our

ACE Cylinders to retailers are included in commercial/industrial sales. The ACE program enables customers to purchase or exchange propane cylinders at various retail locations such as home centers, gas stations, mass merchandisers and grocery and convenience stores. We also supply retailers with large propane tanks to enable retailers to replenish customers’ propane cylinders directly at the retailer’s location.

Residential and commercial customers use propane primarily for heating, water heating and cooking purposes. Commercial users include hotels, restaurants, churches, warehouses, and retail stores. Industrial customers use propane to fire furnaces, as a cutting gas and in other process applications. Other industrial customers are large-scale heating accounts and local gas utility customers who use propane as a supplemental fuel to meet peak load deliverability requirements. As a motor fuel, propane is burned in internal combustion engines that power over-the-road vehicles, forklifts, commercial lawn mowers and stationary engines. Agricultural uses include tobacco curing, chicken brooding, crop drying, and orchard heating. In our wholesale operations, we principally sell propane to large industrial end-users and other propane distributors.

The common units of AmeriGas Partners, representing limited partner interests, trade on the New York Stock Exchange under the symbol “APU.”

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406. Our telephone number is (610) 337-7000 and our website address is http://www.amerigas.com. The information on our website does not constitute a part of this prospectus. The reference to our website address is intended as an inactive textual reference only.

ABOUT AMERIGAS FINANCE CORP.

AmeriGas Finance Corp. is one of our wholly owned subsidiaries. It has nominal assets and does not and will not conduct any operations or have any employees. It was formed in 1995 for the sole purpose of acting as an issuer or co-obligor of debt securities that we may issue or guarantee from time to time. AmeriGas Finance Corp. acts as issuer or co-obligor for our debt securities solely to allow certain institutional investors that might otherwise not be able to invest in our securities, either because we are a limited partnership, or by reason of the legal investment laws of their states of organization or their charters, to invest in our debt securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended September 30,					Six Months Ended March 31,
	2011	2012	2013	2014	2015	2016
Ratio of earnings to fixed charges (a)	2.72	1.09	2.22	2.59	2.18	4.55

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings is defined as income before income taxes plus fixed charges (excluding interest capitalized) and amortization of interest capitalized. Fixed charges consist of interest expensed and capitalized and the estimated portion of operating leases representative of the interest factor.

USE OF PROCEEDS

We will describe the use of proceeds with respect to a particular offering in the applicable prospectus supplement or other offering material, which may include the use for general business purposes, including repayment of our or our Operating Partnership’s debt, acquisitions, capital expenditures, and working capital.

DESCRIPTION OF THE DEBT SECURITIES

The debt securities will be issued under an indenture between AmeriGas Partners, L.P. and AmeriGas Finance Corp. and U.S. Bank National Association, as trustee. The indenture is a technical document with terms that have defined meanings. This summary description of the debt securities refers to and includes some of those defined terms, which are capitalized. Some of these terms are defined at the end of this summary but not all of the definitions of these terms are included nor are descriptions included of all of the features of the debt securities and the indenture, some of which you may find relevant. For that reason, we urge you to read the indenture and the prospectus supplement describing the particular terms of the debt securities because they, and not this description, define the rights of the debt security holders. The indenture is filed as an exhibit to this registration statement.

For purposes of this section, the terms “we” and “our” refer only to AmeriGas Partners, L.P. and not to AmeriGas Finance Corp. or any of our other subsidiaries. The term “Issuers” shall mean AmeriGas Partners, L.P. and AmeriGas Finance Corp; the term “Partnership” shall mean AmeriGas Partners, L.P. and its successors; and the term “Operating Partnership” shall mean AmeriGas Propane, L.P. and its successors.

General

The following briefly summarizes the material provisions of the indenture and the debt securities, other than pricing and related terms for a particular issuance, which will be described in an accompanying prospectus supplement. Wherever particular sections or defined terms of the indenture are referred to, such sections or defined terms are incorporated by reference into this prospectus, and the statement in this prospectus is qualified by that reference.

A form of each debt security, reflecting the particular terms and provisions of a series of offered debt securities, will be filed with the SEC at the time of the offering.

Brief Description of the Debt Securities

The debt securities will:

•	be the Issuers’ unsecured general joint and several obligations;

•	rank senior in right of payment to all of the Issuers’ subordinated indebtedness;

•	rank equally in right of payment with all of the Issuers’ existing and future senior indebtedness;

•	be effectively subordinated to any of the Issuers’ future secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	be structurally subordinated to, which means they rank behind, the indebtedness of the Operating Partnership, including its Credit Agreement.

As described in more detail above under “About AmeriGas Partners, L.P.,” the Partnership is a holding company for its subsidiaries. The Partnership has no material operations and no substantial assets other than its consolidated subsidiaries, including the Operating Partnership. Accordingly, the Partnership is dependent upon the distribution of the earnings of its consolidated subsidiaries, including the Operating Partnership, to service its debt obligations, including the debt securities.

Because the debt securities will be structurally subordinated to the indebtedness of the Operating Partnership, debt security holders generally will have no recourse to the Operating Partnership or any of its subsidiaries or their assets for amounts due under the debt securities. Debt security holders may, however, have indirect recourse, together with the holders of our other senior indebtedness, to the extent the Partnership has rights as a holder of equity interests in the Operating Partnership and its subsidiaries. In addition, the debt security holders will not have any right to require the Operating Partnership to make distributions to the Partnership.

The Issuers will pay principal and interest on the debt securities at an office or agency, which we maintain in The City of New York. At the Issuers’ option, they may make payments of interest by check mailed to the debt security holders at their respective addresses as set forth in the register of debt securities. All payments with respect to global debt securities, however, will be made by wire transfer of immediately available funds to the accounts specified by the holders of the global debt securities. Until otherwise designated by the Issuers, our office or agency in The City of New York will be the office of the trustee maintained for payment purposes.

Information in the Prospectus Supplement

The prospectus supplement for any offered series of debt securities will describe the following terms, as applicable:

•	the title of the debt securities;

•	the total principal amount offered;

•	the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

•	the maturity date or dates;

•	the rate at which the debt securities will bear interest, if any, and the interest payment dates;

•	if the debt securities are original issue discount debt securities, the yield to maturity;

•	the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment dates and any related record dates;

•	any provisions for the payment of additional amounts for taxes;

•	the denominations in which the currency or currency unit of the debt securities will be issuable if other than denominations of $1,000 and integral multiples thereof;

•	the terms and conditions on which the Issuers may optionally redeem the debt securities;

•	the terms and conditions on which the Issuers may be required to redeem the debt securities;

•	any obligation for the Issuers to redeem, purchase or repay the debt securities at the option of a holder upon the happening of an event other than a change of control and certain sales of assets, which are specified in the indenture, and the terms and conditions of redemption, purchase or repayment;

•	the names and duties of any co-trustees, depositaries, authenticating agents, calculation agents, paying agents, transfer agents or registrars for the debt securities;

•	any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities; and

•	any other specific terms of the debt securities.

The Issuers will issue the debt securities only in registered form. As currently anticipated, debt securities of a series will trade in book-entry form, and global notes will be issued in physical (paper) form, as described below under “Form of Debt Securities.” Unless otherwise provided in the accompanying prospectus supplement, the Issuers will issue debt securities denominated in U.S. dollars and only in denominations of $1,000 and integral multiples thereof.

Offers to Purchase; Repurchase at the Option of the Debt Security Holders

The Issuers may be required to offer to purchase the debt securities if there is a change in control of, or there are certain asset sales by, the Partnership.

Change of Control Offer: The indenture defines the term “change of control.” Upon the occurrence of a change of control, each debt security holder will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s debt securities pursuant to a change of control offer on the terms set forth in the indenture. In a change of control offer, the Issuers will offer a change of control payment in cash equal to 101% of the aggregate principal amount of the debt securities or portion of debt securities validly tendered for payment, plus accrued and unpaid interest to the date of purchase. Generally, a change of control would occur when:

•	there is a sale, lease, conveyance or other disposition of all or substantially all of the assets of the Partnership or the Operating Partnership to any entity other than UGI Corporation, the Partnership’s indirect parent, which is a public company, and its subsidiaries, or any entity in which UGI Corporation and its subsidiaries beneficially own at least 51% of such entity’s voting stock. In this regard, the meaning of “all or substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs the indenture. Therefore, in some transactions it may be unclear whether a change of control has occurred;

•	there is a merger or consolidation of the Partnership or the Operating Partnership, or a successor to either entity, with any entity other than UGI Corporation and its subsidiaries or any entity in which UGI Corporation and its subsidiaries beneficially own at least 51% of that entity’s voting stock;

•	there is a liquidation or dissolution of the Partnership or AmeriGas Propane, Inc., the Partnership’s general partner, or a successor to the general partner; or

•	there is any transaction that results, or series of transactions that result, in UGI Corporation and its subsidiaries beneficially owning in the aggregate, directly or indirectly, less than 51% of the voting stock of the Partnership’s general partner, or a successor to the general partner.

Within 30 days following any change of control, the Issuers will mail (or deliver in accordance with applicable DTC procedures) a notice to each debt security holder stating that, among other things, a change of control offer is being made, all debt securities tendered will be accepted for payment and any debt securities not tendered will continue to accrue interest and identifying the amount of the change of control payment and the change of control payment date for the debt securities. The notice will also include directions for debt security holders who elect to have their debt securities purchased in the change of control offer.

Debt security holders will be entitled to withdraw any election to have their debt securities purchased if the paying agent receives timely and proper notice of such withdrawal. The notice from the Partnership to debt security holders will describe the requirements for the notice from the debt security holders to the paying agent.

The Issuers will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other relevant securities laws applicable to the repurchase of debt securities in connection with a change of control.

On the change of control payment date, the Issuers will, to the extent lawful, accept for payment any or all portions of debt securities tendered in accordance with the change of control offer; deposit an amount equal to the change of control payment for the debt securities with the paying agent in respect of all debt securities or portions of debt securities properly tendered; and deliver or cause to be delivered to the trustee the debt securities so accepted together with an officer’s certificate stating the aggregate amount of the debt securities or portions of debt securities tendered to the Issuers.

The paying agent will promptly mail the change of control payment for such debt securities to each holder of debt securities so accepted. The trustee will promptly authenticate and mail to each debt security holder a new debt security equal in principal amount to any unpurchased portion of the debt securities surrendered.

However, each new debt security will be in a principal amount of $1,000 or an integral multiple of $1,000 of the debt securities. The Issuers will publicly announce the results of the change of control offer on or as soon as practicable after the change of control payment date.

The Issuers may be unable to pay the change of control payment because the Operating Partnership’s existing Credit Agreement limits, and future debt agreements may limit, the Operating Partnership’s ability to make distributions to the Partnership, and, upon such a repurchase, the Issuers may not have sufficient immediate financial resources to pay cash to the holders of the debt securities as well as the holders of any other securities entitled to a similar payment.

The failure of the Issuers to repurchase the debt securities upon a change of control offer would constitute an immediate Event of Default under the indenture.

The failure of UGI Corporation to own directly or indirectly 51% of the general partnership interests in the Operating Partnership and at least a 20% ownership interest in the Operating Partnership would constitute an event of default under the Operating Partnership’s existing Credit Agreement. Upon such an event of default, the banks under the Operating Partnership’s existing Credit Agreement may accelerate repayment of the Indebtedness owed to them. An acceleration of the Indebtedness under the Operating Partnership’s existing Credit Agreement would result in a Default under the indenture as long as the aggregate amount of Indebtedness is $75 million or more. The Issuers and the Operating Partnership are not likely to be able to repay simultaneously all of the Issuers’ Indebtedness upon a change of control and acceleration of the Issuers’ Indebtedness.

In the event that holders of not less than 90% of the aggregate principal amount of the debt securities of a series then outstanding accept a change of control offer and the Issuers purchase all of the debt securities of such series tendered by such holders, the Issuers will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the change of control offer described above, to redeem all of the debt securities of such series that remain outstanding following such purchase at a redemption price equal to the change of control payment plus, to the extent not included in the change of control payment, accrued and unpaid interest on the debt securities of such series that remain outstanding, to, but excluding, the date of redemption, subject to the rights of the holders of the debt securities of such series on a relevant record date to receive interest due on the relevant interest payment date.

Selection and Notice of Redemption: If a series of debt securities is redeemable prior to its stated maturity date, and less than all the debt securities of that series are to be redeemed, the trustee will select the debt securities to be redeemed among the holders of debt securities pro rata, by lot or in accordance with a method which the trustee considers to be fair and appropriate. The trustee must choose such securities in a manner that complies with any legal and stock exchange requirements. Notices of redemption shall be mailed by first class mail (or delivered in accordance with applicable DTC procedures) at least 30 but not more than 60 days before the redemption date to each holder of debt securities to be redeemed at its registered address. If any security is to be redeemed in part only, the notice of redemption that relates to that security shall state the portion of the principal amount thereof to be redeemed. A new security in principal amount equal to the unredeemed portion of the security will be issued in the name of the holder of that security upon surrender and cancellation of the original security. On and after the redemption date, interest ceases to accrue on debt securities or portions of debt securities called for redemption. Any redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent.

Certain Covenants

The indenture requires the Issuers to comply with a number of covenants, including those summarized below.

Limitation on Additional Indebtedness: The Partnership and its Restricted Subsidiaries may only incur more debt under certain circumstances. The Partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume or guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment of any Indebtedness, unless at the time of such incurrence, and after giving pro forma effect to the receipt and application of the proceeds of the Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the Partnership would be greater than 2 to 1.

In addition to any Indebtedness that may be incurred as set forth above, the Partnership and its Restricted Subsidiaries may incur “Permitted Indebtedness.” The term Permitted Indebtedness, which is defined in the indenture, means each of the following:

(1)	Indebtedness of (a) AmeriGas Finance Corp. and AmeriGas Finance LLC evidenced by the 7.00% Senior Notes due 2022 and the 6.750% Senior Notes due 2020 and (b) the Operating Partnership issued pursuant to the Note Purchase Agreement, dated November 17, 1997, by and among Heritage Operating L.P. and the initial purchasers named therein, as amended or the Note Purchase Agreement, dated August 10, 2000, by and among Heritage Operating L.P. and the initial purchasers named therein, as amended, to the extent it remains outstanding on the applicable issue date of a series of debt securities;

(2)	Indebtedness of the Partnership and AmeriGas Finance outstanding on the applicable issue date of a series of debt securities;

(3)	Indebtedness of the Operating Partnership; provided that the aggregate principal amount, exclusive of any unamortized premium, of this Indebtedness outstanding at any time may not exceed $518 million;

(4)	Indebtedness of the Partnership or a Restricted Subsidiary incurred for the making of expenditures for the improvement or repair, to the extent the improvements or repairs may be capitalized in accordance with GAAP, or additions, including by way of acquisitions of businesses and related assets, to the property and assets of the Partnership and its Restricted Subsidiaries, or incurred by assumption in connection with additions, including additions by way of acquisitions or capital contributions of businesses and related assets, to the property and assets of the Partnership and its Restricted Subsidiaries; provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed the greater of (i) $150 million and (ii) 7.5% of Consolidated Tangible Assets of the Partnership;

(5)	Indebtedness of the Partnership or a Restricted Subsidiary incurred for any purpose permitted under the Credit Agreement; provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed an amount equal to the greatest of $825 million, the Consolidated Borrowing Base Amount, or 30% of the Consolidated Tangible Assets of the Partnership;

(6)	Indebtedness of the Partnership owed to the Partnership’s general partner or an Affiliate of the Partnership’s general partner that is unsecured and that is Subordinated Indebtedness; provided that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed $100 million;

(7)	Indebtedness of the Partnership or a Restricted Subsidiary for the purpose of the payment of liabilities of Petrolane Incorporated (“Petrolane”), a subsidiary of the Partnership’s general partner; provided that the aggregate amount of such Indebtedness outstanding at any time may not exceed $30 million;

(8)	Indebtedness owed by the Partnership or any Restricted Subsidiary to any Restricted Subsidiary;

(9)	Indebtedness under any Interest Rate Agreement;

(10)	Permitted Refinancing Indebtedness;

(11)	the incurrence by the Partnership or a Restricted Subsidiary of Indebtedness owed directly to its insurance carriers, without duplication, in connection with the Partnership’s, its Subsidiaries’ or its Affiliates’ self-insurance programs or other similar forms of retained insurable risks for their respective businesses, consisting of reinsurance agreements and indemnification agreements, and guarantees of the foregoing, secured by letters of credit; provided that any Consolidated Fixed Charges associated with the Indebtedness evidenced by the reinsurance agreements, indemnification agreements, guarantees and letters of credit will be included, without duplication, in any determination of the Consolidated Fixed Charge Coverage Ratio set forth in the first paragraph of the “Limitation on Additional Indebtedness” covenant in the indenture;

(12)	Indebtedness of the Partnership and its Restricted Subsidiaries in respect of Capital Leases;

(13)	Indebtedness of the Partnership and its Restricted Subsidiaries represented by letters of credit supporting (i) obligations under workmen’s compensation laws; (ii) obligations to suppliers of propane, provided that the aggregate amount of this Indebtedness outstanding at any time may not exceed $75 million; and (iii) the repayment of Permitted Indebtedness;

(14)	Indebtedness of the Partnership or a Restricted Subsidiary incurred with respect to any Accounts Receivable Securitization;

(15)	surety bonds and appeal bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the Partnership or any of its Subsidiaries or in connection with judgments that do not result in a “Default” or “Event of Default;”

(16)	(a) Acquired Indebtedness of the Partnership or any of its Restricted Subsidiaries which Indebtedness exists at the time of such acquisition, merger, consolidation or conversion and is not created in contemplation of such event and where such acquisition, merger or consolidation is otherwise permitted by the indenture and (b) Indebtedness of the Partnership to finance all or a portion of any such acquisition, merger or consolidation; provided, however, that, in each case, on a pro forma basis, either (x) the Partnership would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio set forth in the first paragraph of the “Limitation on Additional Indebtedness” covenant in the indenture or (y) the Consolidated Fixed Charge Coverage Ratio would not be less than immediately prior to such transactions; and

(17)	the incurrence by the Partnership or any of its Restricted Subsidiaries of Indebtedness in addition to the Indebtedness described in clauses (1) through (16) above in an aggregate principal amount then outstanding, not to exceed the greater of (i) $125 million or (ii) 7.5% of the Consolidated Tangible Assets of the Partnership.

For purposes of determining compliance with this “Limitation on Additional Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuers will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant; provided that Indebtedness under the Operating Partnership’s Credit Agreement outstanding on the date of the indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (5) of the immediately succeeding paragraph and cannot be so reclassified. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Redeemable Capital Stock in the form of additional shares of the same class of Redeemable Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Redeemable Capital Stock for purposes of this covenant. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Partnership or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Limitation on Restricted Payments: The Partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other distribution or payment on or in respect of Capital Stock of the Partnership or any of its Restricted Subsidiaries or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Partnership or any of its Restricted Subsidiaries (other than (x) dividends or distributions payable solely in Capital Stock of the Partnership (other than Redeemable Capital Stock) or in options, warrants or other rights to purchase Capital Stock of the Partnership (other than Redeemable Capital Stock); (y) the declaration or payment of dividends or other distributions to the extent declared or paid to the Partnership or any Restricted Subsidiary of the Partnership; and (z) the declaration or payment of dividends or other distributions by any Restricted Subsidiary of the Partnership to all holders of Capital Stock of that Restricted Subsidiary on a pro rata basis (including, in the case of the Operating Partnership, to the general partner thereof));

(2)	purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Partnership or any of its Restricted Subsidiaries, other than any Capital Stock owned by a Wholly Owned Restricted Subsidiary of the Partnership;

(3)	make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other stated maturity, any subordinated Indebtedness (other than any such Indebtedness owned by the Partnership or a Wholly Owned Restricted Subsidiary of the Partnership); or

(4)	make any Investment, other than a Permitted Investment, in any entity,

(such payments or Investments described in the preceding clauses (1), (2), (3) and (4) collectively referred to as “Restricted Payments”) unless, at the time of and after giving effect to the proposed restricted payment, no Default or Event of Default shall have occurred and be continuing, and the restricted payment, together with the aggregate of all other restricted payments made by the Partnership and its Restricted Subsidiaries during the fiscal quarter during which the restricted payment is made, will not exceed:

(a)	if the Consolidated Fixed Charge Coverage Ratio of the Partnership is greater than 1.75 to 1, an amount equal to:

(i)	Available Cash as of the end of the immediately preceding fiscal quarter, plus

(ii)	to the extent that any Investment that was made pursuant to this clause (a) or clause (b) below is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Investment (less the cost of disposition, if any), to the extent not previously expended pursuant to this clause (a), plus

(iii)	the net reduction in Investments made pursuant to this clause (a) or clause (b) below resulting from cash dividends, repayments of loans or advances, or other transfers of assets in each case to the Partnership or any of its Restricted Subsidiaries from any Person (including, without limitation, Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, to the extent not previously expended pursuant to this clause (a); or

(b)	if the Consolidated Fixed Charge Coverage Ratio of the Partnership is equal to or less than 1.75 to 1, an amount equal to the sum of:

(i)	$300 million, less

(ii)	the aggregate amount of all restricted payments made by the Partnership and its Restricted Subsidiaries in accordance with this clause (b) during the period ending on the last day of the fiscal quarter of the Partnership immediately preceding the date of the restricted payment and beginning on the first day of the sixteenth full fiscal quarter immediately preceding the date of the restricted payment, plus

(iii)	the aggregate net cash proceeds of any substantially concurrent capital contribution to the Partnership from any Person (other than a Restricted Subsidiary of the Partnership), or issuance and sale of shares of Capital Stock (other than Redeemable Capital Stock) of the Partnership to any Person (other than to a Restricted Subsidiary of the Partnership).

Any permitted restricted payment may be made in assets other than cash, in which case the amount will be the fair market value, as determined in good faith by the general partner on the date of the restricted payment of the assets proposed to be transferred.

The above provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of its declaration if, at the date of declaration, the payment would be permitted as summarized above;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of, a substantially concurrent (not to exceed 120 days following the receipt of such net cash proceeds) (x) capital contribution to the Partnership from any Person (other than a Restricted Subsidiary of the Partnership); or (y) issuance and sale of other Capital Stock (other than Redeemable Capital Stock) of the Partnership to any Person (other than to a Restricted Subsidiary of the Partnership); provided, however, that the amount of any net cash proceeds that are utilized for any such Restricted Payment will be excluded from the calculation of Available Cash;

(3)

any redemption, repurchase or other acquisition or retirement of subordinated Indebtedness in exchange for, or out of the net cash proceeds of, a substantially concurrent (not to exceed 120 days following the receipt of such net cash proceeds) (x) capital contribution to the Partnership from any Person (other than a Restricted Subsidiary of the Partnership); or (y) issuance and sale of (a) Capital Stock (other than Redeemable Capital Stock) of the Partnership to any Person (other than to a Restricted Subsidiary of the Partnership), or (b) Indebtedness of the Partnership issued to any Person (other than a Restricted Subsidiary of the Partnership), so long as the Indebtedness is

Permitted Refinancing Indebtedness; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash; or

(4)	so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount since the applicable issue date of a series of debt securities not to exceed $30.0 million.

In computing the amount of permitted restricted payments previously made for purposes of the restricted payments test above, restricted payments made under clause (1) above must be included and restricted payments made under clauses (2), (3) and (4) above must not be included.

Asset Sales: The indenture defines the term “Asset Sale” and provides that the Partnership and its Restricted Subsidiaries must comply with restrictions applicable to an Asset Sale. An Asset Sale would include either of the following, whether in a single transaction or a series of related transactions:

(1)	the sale, lease, conveyance or other disposition of any assets (including by way of a Sale and Leaseback Transaction) other than sales of inventory in the ordinary course of business; or

(2)	the issuance or sale of Capital Stock of any Restricted Subsidiary.

The indenture provides that some transactions are not considered Asset Sales, including any single transaction or series of related transactions that involves assets having a fair market value of less than $25.0 million, any transfer of assets or Capital Stock by the Partnership or any of its Restricted Subsidiaries to the Operating Partnership or a Wholly Owned Restricted Subsidiary of the Partnership, any transfer of assets or Capital Stock by the Partnership or any of its Restricted Subsidiaries to any Person in exchange for other assets having a fair market value, as determined in good faith by the Partnership’s general partner, not less than that of the assets so transferred, any transfer of assets pursuant to a Permitted Investment or any transfer of accounts receivable under any Accounts Receivable Securitization. Furthermore, the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Partnership would not be treated as an Asset Sale, but rather as a possible change of control or as if the Partnership merged with another entity.

The Partnership and its Restricted Subsidiaries may complete an Asset Sale if the Partnership or its Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value, as determined in good faith by the Partnership’s general partner, of the assets sold or otherwise disposed of, and at least 75% of the consideration received by the Partnership or the Restricted Subsidiary is in the form of cash. For purposes of determining the amount of cash received in an Asset Sale, the following will be deemed to be cash:

(1)	the amount of any liabilities on the Partnership’s or any Restricted Subsidiary’s balance sheet that are assumed by the transferee of the assets;

(2)	the amount of any debt securities or other obligations received by the Partnership or the Restricted Subsidiary from the transferee that is converted within 180 days of such Asset Sale by the Partnership or the Restricted Subsidiary into cash, to the extent of the cash received; and

(3)	any Designated Non-Cash Consideration received by the Partnership or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (3) that is at such time outstanding, not to exceed an amount equal to the greater of (x) $100.0 million and (y) 5.0% of Consolidated Net Tangible Assets of the Partnership at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Furthermore, the 75% limitation will not apply to any Asset Sale in which the cash portion of the consideration received is equal to or greater than what the after-tax proceeds would have been had the Asset Sale complied with the 75% limitation.

If the Partnership or any of its Restricted Subsidiaries receives Net Proceeds from one or more Asset Sales in any fiscal year, then within 360 days after such date, the Partnership must apply the amount to (a) reduce Indebtedness of a Restricted Subsidiary, with a permanent reduction of availability in the case of revolving Indebtedness, or (b) make an investment in assets; provided that, with respect to any portion of Net Proceeds relating to clause (b), the 360-day period provided above shall be extended by an additional 180 days if by not later than the 360th day after receipt of such Net Proceeds, the Issuers or a Restricted Subsidiary, as applicable, have entered into a binding commitment with a Person other than an Affiliate of the Issuers to make an investment of the type referred to in such clause in the amount of such Net Proceeds. Any Net Proceeds that are not applied or invested in either of these ways will be considered “Excess Proceeds.”

Pending the final application of any Net Proceeds, the Partnership or any Restricted Subsidiary may temporarily reduce borrowings under the Operating Partnership’s Credit Agreement, or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

When the aggregate amount of Excess Proceeds exceeds $50 million, the Issuers will make an offer to all of the holders of debt securities of an applicable series under the indenture and to all holders of other pari passu debt securities of the Issuers containing provisions similar to those set forth in the indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase for cash that number of debt securities and such other pari passu debt securities that may be purchased out of the Excess Proceeds at a purchase price equal to 100% of the principal amount of the security plus accrued and unpaid interest to the date of purchase. The Issuers will follow the procedures set forth in the indenture and the Issuers will comply with the requirements of Rule 14e-l under the Exchange Act and any other applicable securities laws.

To the extent that the aggregate amount of debt securities and other pari passu debt securities tendered in response to the Issuers’ purchase offer is less than the Excess Proceeds, the Partnership or any Restricted Subsidiary may use such deficiency for general business purposes. If the aggregate principal amount of debt securities and other pari passu debt securities surrendered by their holders exceeds the amount of Excess Proceeds, the trustee shall select the debt securities or other pari passu debt securities to be purchased on a pro rata basis.

Notwithstanding the foregoing, if the Issuers make this purchase offer at any time when the Issuers have securities outstanding ranking equally in right of payment with the debt securities under the indenture, and the terms of those securities provide that a similar offer must be made with respect to those other securities, as do the applicable indentures for the Issuers’ outstanding senior Indebtedness as of the date of this prospectus, then the Issuers’ offer to purchase the debt securities will be made concurrently with the other offers, and securities of each issue will be accepted on a pro rata basis in proportion to the aggregate principal amount of securities of each issue which their holders elect to have purchased. Upon completion of the offer to the debt security holders, regardless of the amount tendered, the amount of Excess Proceeds will be reset at zero.

Limitation on Liens: The Partnership will not, and will not permit any of its Restricted Subsidiaries to, incur, assume or suffer to exist any Liens (other than Permitted Liens) upon any of its respective property or assets, whether owned on the applicable issue date of a series of debt securities or thereafter acquired, unless all payments due under the indenture and the debt securities are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Limitation on Transactions with Affiliates: The Partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, transfer, disposition, purchase, exchange or lease of assets, property or services) other than as provided for, as of the date of the indenture, in the Partnership’s partnership agreement or in the Operating Partnership’s partnership agreement and the other agreements entered into between the Partnership or the Operating Partnership and any of their Affiliates, with, or for the benefit of any Affiliates of the Partnership unless:

(1)	the transaction or series of related transactions is between the Partnership and its Wholly Owned Restricted Subsidiaries or between two Wholly Owned Restricted Subsidiaries; or

(2)	(a) the transaction or series of related transactions is on terms that are no less favorable to the Partnership or the Restricted Subsidiary, as the case may be, than those which would have been obtained in a comparable transaction at such time from Persons who are not Affiliates of the Partnership or a Restricted Subsidiary, and, (b) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $50 million, the Partnership shall have delivered an officer’s certificate to the trustee certifying that the transaction or series of transactions is on terms that are no less favorable to the Partnership or the Restricted Subsidiary than those which would have been obtained from Persons who are not Affiliates of the Partnership or a Restricted Subsidiary and has been approved by a majority of the board of directors of the Partnership’s general partner (including a majority of the disinterested directors).

However, the covenant limiting transactions with Affiliates will not restrict the Partnership, any Restricted Subsidiary or the general partner from entering into (A) any employment agreement, stock option agreement, restricted stock agreement or similar agreement in the ordinary course of business, (B) any transactions permitted by the provisions of the indenture described under the covenant “Limitation on Restricted Payments,” (C) any transactions in the ordinary course of business in connection with reinsuring the self- insurance programs or other similar forms of retained insurable risks of the Partnership, or (D) any Accounts Receivable Securitization.

Limitation on Dividends and Other Payment Restrictions Affecting the Subsidiaries: The Partnership will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or with respect to its Capital Stock or any other interest or participation in, or measured by, its profits;

(b)	pay any Indebtedness owed to the Partnership or any other Restricted Subsidiary;

(c)	make loans or advances to, or any investment in, the Partnership or any other Restricted Subsidiary;

(d)	transfer any of its properties or assets to the Partnership or any other Restricted Subsidiary; or

(e)	guarantee any Indebtedness of the Partnership or any other Restricted Subsidiary.

However, some encumbrances or restrictions are permissible, including those existing under or by reason of:

(1)	applicable law;

(2)	any agreement in effect at or entered into on the applicable issue date of a series of debt securities, including the Credit Agreement in effect on such date, or any agreement relating to any Permitted Indebtedness; provided, however, that the encumbrances and restrictions contained in the agreements governing the Permitted Indebtedness are no more restrictive with respect to the payment restrictions than those set forth in the Credit Agreement as in effect on the applicable issue date of a series of debt securities;

(3)	customary non-assignment provisions of any contract or any lease governing a leasehold interest of the Partnership or any Restricted Subsidiary;

(4)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (d) above on the property so acquired;

(5)	any agreement or other instrument of a Person (or any it its Restricted Subsidiaries) acquired by the Partnership or any Restricted Subsidiary, in existence at the time of the acquisition but not created in contemplation of the acquisition, which encumbrance or restriction is not applicable to any Person or the property or assets of any Person other than the Person or the properties, assets or subsidiaries of the Person so acquired; or

(6)	provisions contained in instruments relating to Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor of the Indebtedness unless the transferee shall assume the obligations of the obligor under the agreement or instrument.

Limitations on AmeriGas Finance Corp.: In addition to the restrictions set forth under “Limitation on Additional Indebtedness” above, AmeriGas Finance Corp. or any substitute obligor may not incur any Indebtedness unless the Partnership is a co-obligor or guarantor of the Indebtedness, or the net proceeds of the Indebtedness are either lent to the Partnership, used to acquire outstanding notes issued by the Partnership, or used, directly or indirectly, to refinance or discharge Indebtedness permitted under the limitation of this paragraph.

AmeriGas Finance Corp. may not engage in any business not related, directly or indirectly, to obtaining money or arranging financing for the Partnership.

Termination of Certain Covenants when Series of Notes Rated Investment Grade

If a series of debt securities shall have an Investment Grade Rating pursuant to ratings from two of the Rating Agencies and the Issuers shall have delivered to the trustee an officer’s certificate certifying that the foregoing condition has been satisfied (and notwithstanding the failure of such series of debt securities thereafter to maintain an Investment Grade Rating), then the covenants specifically listed under the following captions will no longer be applicable to such series of debt securities:

(a)	“—Certain Covenants—Limitation on Additional Indebtedness”;

(b)	“—Certain Covenants—Limitation on Restricted Payments”;

(c)	“—Certain Covenants—Asset Sales”;

(d)	“—Certain Covenants—Limitations on Transactions with Affiliates”;

(e)	“—Certain Covenants—Limitation on Dividends and Other Payment Restrictions Affecting the Subsidiaries”; and

(f)	clause (4) of the covenant described under “—Merger, Consolidation or Sale of Assets” below.

Merger, Consolidation or Sale of Assets

The indenture provides that the Partnership may not consolidate or merge with or into (whether or not the Partnership is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless:

(1)	the Partnership is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than the Partnership) or to which such sale, assignment, transfer, lease, conveyance or other disposition was made is a corporation or partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Partnership) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition was made assumes all the obligations of the Partnership in accordance with a supplemental indenture in a form reasonably satisfactory to the trustee, under the debt securities and the indenture;

(3)	immediately after the transaction no Default or Event of Default exists; and

(4)	(i) the Partnership or such other Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition was made, will, at the time of the transaction and after giving pro forma effect to it as if the transaction had occurred at the beginning of the applicable Four-Quarter Period, be permitted to incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio described in the indenture covenant entitled “Limitation on Additional Indebtedness” or (ii) the Consolidated Fixed Charge Coverage Ratio would not be less than the Consolidated Fixed Charge Coverage Ratio immediately prior to such transaction or transactions.

The indenture also provides that AmeriGas Finance Corp. may not consolidate or merge with or into, whether or not AmeriGas Finance Corp. is the surviving entity, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person except under conditions similar to those described in clauses (1), (2) and (3) above.

Reports by the Registrants

The Partnership shall file with the SEC, or if the Partnership is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, post on the Partnership’s website, in either case within the time periods specified in the SEC’s rules and regulations, including the additional periods provided by Rule 12b-25 under the Exchange Act, annual reports and other reports or statements prepared in accordance with the reporting provisions under Section 13 or Section 15(d) of the Exchange Act.

Events of Default and Remedies

The indenture describes in detail the occurrences that would constitute an “Event of Default” of a particular series of debt securities. Such occurrences include the following:

(1)	Default in the payment of the principal of or premium, if any, on any debt securities of that series, upon its stated maturity;

(2)	Default in the payment of an installment of interest or any sinking fund payment on any debt securities of that series, when the same becomes due and payable, which Default continues for a period of 30 days;

(3)

failure to perform or observe any other term, covenant or agreement contained in the debt securities of the applicable series or the indenture, other than a Default specified in clause (1) or (2) above or clause (4) below, and the Default continues for a period of 45 days after written notice of the Default requiring the Issuers to remedy the same shall have been given (x) to the Issuers by the trustee or (y) to the Issuers and the trustee by holders of 25% in aggregate principal amount of the applicable debt securities then outstanding;

(4)	the continuance of a default as a result of the failure by the Partnership for whatever reason to comply with the covenant captioned “—Reports by the Registrants” for a period of 105 days after written notice of such default requiring the Issuers to remedy the same shall have been given (x) to the Issuers by the trustee or (y) to the Issuers and the trustee by holders of 25% of the aggregate principal amount of the debt securities then outstanding;

(5)	a default occurs or defaults occur under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Partnership or any Restricted Subsidiary of the Partnership then has outstanding Indebtedness, if the default:

(a)	is caused by a failure to pay principal with respect to Indebtedness of a Restricted Subsidiary at its stated maturity or within the applicable grace period, if any, provided with respect to the Indebtedness; or principal, premium or interest with respect to Indebtedness of the Partnership within the applicable grace period, if any, provided in the Indebtedness, which, collectively, is a “Payment Default;” or

(b)	results in the acceleration of the Indebtedness prior to its stated maturity and, in each case, the principal amount of the Indebtedness, together with the principal amount of any other Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, amounts to $75 million or more;

(6)	final judgment or judgments, which is or are non-appealable and nonreviewable or which has or have not been stayed pending appeal or review or as to which all rights to appeal or review have expired or been exhausted, shall be rendered against the Partnership, any Restricted Subsidiary, the general partner, or any significant subsidiary, as that term is defined in Rule 1.02(w) of Regulation S-X under the Securities Act, provided such judgment or judgments requires or require the payment of money in excess of $75 million in the aggregate and is not covered by insurance or discharged or stayed pending appeal or review within 60 days after entry of such judgment. In the event of a stay, the judgment shall not be discharged within 30 days after the stay expires; or

(7)	certain events of bankruptcy, insolvency or reorganization with respect to the Issuers or any of their respective significant subsidiaries.

In the case of an Event of Default described in clause (7) above with respect to the Partnership or AmeriGas Finance Corp., all outstanding debt securities of all outstanding series will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the applicable series of debt securities then outstanding may declare all of the debt securities of that series to be due and payable immediately by notice in writing to the Issuers specifying the Event of Default. Debt security holders may not enforce the indenture or the debt securities except as provided in the indenture. Subject to limitations, holders of a majority in principal amount of then-outstanding debt securities of a series may direct the trustee in its exercise of any trust or power. The trustee may withhold from debt security holders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if the trustee determines in good faith that withholding notice is in their interest. If any Event of Default occurs because the Issuers or those acting on the Issuers’ behalf willfully intended to avoid payment of the premium that the Issuers would have to pay if the Issuers then elected to redeem the debt securities under the optional redemption provisions of the indenture, then an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the debt securities. The holders of a majority in aggregate principal amount of a series of debt securities issued under the indenture and then outstanding may waive, by notice to the trustee for those debt securities, any existing Default or Event of Default for all debt security holders of that series and its consequences under the indenture, except a continuing Default or Event of Default in the payment of any principal of, premium, if any, or interest on the debt securities. The Issuers are required to deliver to the trustee annually a statement regarding compliance with the indenture. In addition, upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the trustee a statement specifying the Default or Event of Default.

No Personal Liability of Limited Partners, Directors, Officers, Employees and Unitholders

No director, officer, employee, agent, manager, limited partner, interest holder or stockholder of the Partnership or AmeriGas Finance Corp., as such, shall have any liability for any of our obligations under the debt securities or the indenture or for any claim based on, in respect of, or by reason of these obligations. Each debt security holder, by accepting a debt security, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Issuers may, at the option of the board of directors of our general partner, on our behalf, and the board of directors of AmeriGas Finance Corp., at any time, elect to have all of the Issuers’ obligations discharged with respect to outstanding debt securities. This is known as “legal defeasance.” However, under legal defeasance the Issuers cannot discharge:

(1)	the rights of holders of outstanding debt securities to receive payments with respect to any principal, premium, and interest on the debt securities when the payments are due;

(2)	the Issuers’ obligations with respect to the debt securities concerning issuing temporary debt securities, registration of debt securities or mutilated, destroyed, lost or stolen debt securities;

(3)	the Issuers’ obligation to maintain an office or agency for payment and money for security payments held in trust;

(4)	the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ obligations in connection therewith; and

(5)	the legal defeasance and covenant defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations released with respect to certain covenants that are described in the indenture. This is called “covenant defeasance.” After the Issuers’ obligations have been released in this manner, any failure to comply with these obligations will not constitute a Default or Event of Default with respect to the debt securities. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy, receivership, reorganization and insolvency, described in the indenture and summarized in this prospectus under the caption “Events of Default,” will no longer constitute an Event of Default with respect to the debt securities.

In order to exercise either legal defeasance or covenant defeasance, the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the debt security holders, cash in U.S. dollars, non-callable U.S. government securities, or a combination thereof, in amounts sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal, any premium and interest on the outstanding debt securities on the stated maturity date or on the applicable redemption date.

In addition, the Issuers will be required to deliver to the trustee an opinion of counsel stating that, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and that all conditions precedent provided for or relating to legal defeasance or covenant defeasance have been complied with, and confirming other matters. Furthermore, in the case of a legal defeasance, the opinion must confirm that the Issuers have received from, or there shall have been published by, the Internal Revenue Service a ruling, or since the date of the indenture, there shall have been a change in the applicable federal income tax law, in either case, to the effect that, and based thereon, the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred. In the case of covenant defeasance, the opinion must confirm that the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred.

Finally, to exercise either legal defeasance or covenant defeasance, the Issuers must have delivered to the trustee an officer’s certificate stating that the Issuers did not make the deposit with the intent of preferring the holders of debt securities over the Issuers’ other creditors or with the intent of defeating, hindering, delaying or defrauding the Issuers’ other creditors.

The Issuers may not exercise either legal defeasance or covenant defeasance if an Event of Default has occurred and is continuing on the date of the deposit or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit. In addition, the Issuers may not exercise either legal defeasance or covenant defeasance if such legal defeasance or covenant defeasance will result in a breach or violation or constitute a default under any material agreement or instrument to which the Partnership or any of its Restricted Subsidiaries is a party or by which the Partnership or any of its Restricted Subsidiaries is bound.

Satisfaction and Discharge of Indenture

The indenture shall, upon our request, cease to be of further effect with respect to a series of debt securities (except as to any surviving rights of registration of transfer or exchange of the debt securities expressly provided for in the indenture) when either:

•	we have delivered to the trustee for cancellation all outstanding securities of such series (other than (i) any securities that have been destroyed, lost or stolen and that have been replaced or paid as provided in the indenture and (ii) any securities of such series for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust);

•	all outstanding securities of such series that have not been delivered to the trustee for cancellation have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption, and we shall have irrevocably deposited with the trustee as trust funds an amount sufficient to pay and discharge the entire indebtedness of the securities of such series not theretofore delivered to the trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of securities of such series which have become due and payable) or to the date of maturity or the date of redemption, as the case may be; or

•	we have properly fulfilled any other means of satisfaction and discharge that may be set forth in the terms of the securities of such series.

In each case, we will also pay all other sums payable by us under the indenture with respect to the securities of such series and deliver to the trustee an opinion of counsel and an officer’s certificate, each stating that all conditions precedent to satisfaction and discharge with respect to the securities of such series have been complied with.

Modification of the Indenture

Under the indenture, the Issuers and the trustee can enter into supplemental indentures to establish the form and terms of any new series of debt securities without obtaining the consent of any holder of debt securities.

The Issuers and the trustee may, with the consent of the holders of at least a majority in aggregate principal amount of all outstanding debt securities, voting as one class, modify the applicable indenture or the rights of the holders of the securities.

No such modification may, without the consent of each holder affected,

(1)	change the stated maturity of the principal of any such debt securities or of any installment of principal or interest thereon;

(2)	reduce the rate or change the time of payment of interest on such debt securities;

(3)	reduce the principal amount of such debt securities or the premium, if any, on such debt securities;

(4)	change any obligation of the Issuers to pay additional amounts;

(5)	reduce the amount of the principal payable on acceleration of any securities issued originally at a discount;

(6)	adversely affect the right of repayment or repurchase at the option of the debt security holder;

(7)	reduce or postpone any sinking fund or similar provision;

(8)	change the place of payment or the currency or currency unit in which any such debt securities are payable or the right of selection thereof;

(9)	impair the right to sue for the enforcement of any such payment on or after the maturity of such debt securities;

(10)	reduce the percentage of securities referred to above whose holders need to consent to the modification or a waiver without the consent of such debt security holders; or

(11)	change any obligation of the Issuers to maintain an office or agency.

The Trustee

Should the trustee, U.S. Bank National Association, become a creditor of the Issuers, the indenture contains certain limitations on the trustee’s rights to obtain payment of claims or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue, or resign.

The holders of a majority in principal amount of the then-outstanding debt securities of the applicable series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that, in case an uncured Event of Default occurs, the trustee will be required, in the exercise of its power, to use the same degree of care and skill as a prudent person would exercise or use under the circumstance in the conduct of his own affairs.

Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any debt security holder, unless the debt security holder offers to the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture and in the summary of the debt securities set forth above. These defined terms frequently refer to other defined terms and include details that explain the terms of the indenture with greater precision than the summary section above does. We have not, however, included in this glossary all of the defined terms that are included in the indenture. We urge you to read the indenture and the form of note because they, not this summary description, define the rights of the debt security holders and include all the details about the debt securities.

“Accounts Receivable Securitization” means a financing arrangement involving the transfer or sale of accounts receivable of the Partnership and its Restricted Subsidiaries in the ordinary course of business through one or more SPEs, the terms of which arrangement do not impose (a) any recourse or repurchase obligations upon the Partnership and its Restricted Subsidiaries or any Affiliate of the Partnership and its Restricted Subsidiaries (other than any such SPE) except to the extent of the breach of a representation or warranty by the Partnership and its Restricted Subsidiaries in connection therewith or (b) any negative pledge or Lien on any accounts receivable not actually transferred to any such SPE in connection with such arrangement; provided that the aggregate amount of accounts receivable that may be securitized in all Accounts Receivable Securitizations at any one time may not exceed $100 million.

“Acquired Indebtedness” means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, “control” means the power to direct management and policies, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, the term “Affiliate” shall not include any Wholly Owned Restricted Subsidiary.

“Asset Acquisition” means:

(1)	an Investment by the Partnership or any Restricted Subsidiary of the Partnership in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Partnership, or shall be merged with or into the Partnership or any Restricted Subsidiary of the Partnership;

(2)	the acquisition by the Partnership or any Restricted Subsidiary of the Partnership of the assets of any Person (other than a Restricted Subsidiary of the Partnership) which constitute all or substantially all of the assets of such Person; or

(3)	the acquisition by the Partnership or any Restricted Subsidiary of the Partnership of any division or line of business of any Person (other than a Restricted Subsidiary of the Partnership).

“Attributable Debt” means, with respect to any Sale and Leaseback Transactions not involving a Capital Lease, as of any date of determination, the total obligation, discounted to present value at the rate of interest implicit in the lease included in the transaction, of the lessee for rental payments during the remaining portion of the term of the lease, including extensions which are at the sole option of the lessor. For purposes of this definition, the rental payments shall not include amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights. In the case of any lease which is terminable by the lessee upon the payment of a penalty, the rental obligation shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Available Cash” as to any quarter means:

(1)	the sum of:

(a)	all cash of the Partnership, the Operating Partnership and any Subsidiaries thereof, treated as a single consolidated entity (together, the “Partnership Group”), on hand at the end of the quarter; and

(b)	all additional cash of the Partnership Group on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings subsequent to the end of the quarter; less

(2)	the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to:

(a)	provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures) subsequent to such quarter;

(b)	provide funds for distributions under Section 5.4 of the Partnership Agreement in respect of any one or more of the next four quarters; or

(c)	comply with applicable law or any debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or its assets are subject;

provided, however, that Available Cash attributable to any Restricted Subsidiary of the Partnership shall be excluded to the extent dividends or distributions of such Available Cash by such Restricted Subsidiary are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by such Person (as lessee or guarantor or other surety) which would, in accordance with GAAP, be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

“Capital Stock” means, with respect to any Person, any and all shares, interests, units representing interests, participations, rights in or other equivalents (however designated) of such Person’s capital stock, including, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers upon a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

“Commission” means the U.S. Securities and Exchange Commission, from time to time constituted, created under the Exchange Act or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Consolidated Borrowing Base Amount” means an amount equal to the sum of:

(1)	90% of the face amount of Eligible Accounts Receivable of the Partnership and its Restricted Subsidiaries; and

(2)	70% of the book value of the consolidated Inventory of the Partnership and its Restricted Subsidiaries, in each case as determined in accordance with GAAP.

To the extent that information is not available as to the amount of Eligible Accounts Receivable or Inventory as of a specific date, the Partnership may utilize the most recent available information for purposes of calculating the Consolidated Borrowing Base Amount.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to the Partnership and its Restricted Subsidiaries, for any period, the sum of, without duplication, the amounts for each such single period of:

(1)	Consolidated Net Income;

(2)	Consolidated Non-Cash Charges;

(3)	Consolidated Interest Expense; and

(4)	Consolidated Income Tax Expense.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to the Partnership and its Restricted Subsidiaries, the ratio of:

(1)	the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of the Partnership and its Restricted Subsidiaries for the four full fiscal quarters immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to

(2)	the aggregate amount of Consolidated Fixed Charges of the Partnership and its Restricted Subsidiaries for the Four Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to, without duplication:

(1)	the incurrence or repayment of any Indebtedness (other than revolving credit borrowings) of the Partnership or any of its Restricted Subsidiaries (and in the case of any incurrence, the application of the net proceeds thereof) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the “Reference Period”), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make such calculation (and the application of the net proceeds thereof), as if such incurrence (and application) occurred on the first day of the Reference Period; and

(2)	any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Partnership or one of its Restricted Subsidiaries, including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition, incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if such Asset Sale or Asset Acquisition occurred on the first day of the Reference Period; provided, however, that:

(a)	Consolidated Fixed Charges shall be reduced by amounts attributable to businesses or assets that are so disposed of or discontinued only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to the Consolidated Fixed Charges subsequent to the date of determination of the Consolidated Fixed Charge Coverage Ratio; and

(b)	Consolidated Cash Flow Available for Fixed Charges generated by an acquired business or asset shall be determined by the actual gross profit (revenues minus cost of goods sold) of such acquired business or asset during the immediately preceding four full fiscal quarters in the Reference Period, minus the pro forma expenses that would have been incurred by the Partnership and its Restricted Subsidiaries in the operation of such acquired business or asset during such period computed on the basis of personnel expenses for employees retained or to be retained by the Partnership and its Restricted Subsidiaries in the operation of the acquired business or asset and non-personnel costs and expenses incurred by the Partnership and its Restricted Subsidiaries in the operation of the Partnership’s business at similarly situated facilities.

For purposes of this definition, whenever pro forma effect is to be given to an Asset Sale or Asset Acquisition, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Partnership, giving effect to any synergies or cost savings reasonably expected to be achieved as a result of such transaction, whether or not they could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto. Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the “Consolidated Fixed Charge Coverage Ratio”:

(1)	interest on outstanding Indebtedness (other than Indebtedness referred to in clause (2) below) determined on a fluctuating basis as of the last day of the Four Quarter Period and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on such date;

(2)	only actual interest payments associated with Indebtedness incurred in accordance with clauses (6) and (7) of the definition of Permitted Indebtedness and all Permitted Refinancing Indebtedness thereof, during the Four Quarter Period shall be included in such calculation; and

(3)	if interest on any Indebtedness actually incurred on such date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the last day of the Four Quarter Period will be deemed to have been in effect during such period.

“Consolidated Fixed Charges” means, with respect to the Partnership and its Restricted Subsidiaries for any period, the sum of, without duplication:

(1)	the amounts for such period of Consolidated Interest Expense; and

(2)	the aggregate amount of dividends and other distributions paid or accrued during the period in respect of preferred stock and Redeemable Capital Stock of the Partnership and its Restricted Subsidiaries on a consolidated basis.

“Consolidated Income Tax Expense” means, with respect to the Partnership and its Restricted Subsidiaries for any period, the provision for federal, state, local and foreign income taxes of the Partnership and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to the Partnership and its Restricted Subsidiaries, for any period, without duplication, the sum of:

(1)	the interest expense of the Partnership and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

(a)	any amortization of debt discount;

(b)	the net cost under Interest Rate Agreements;

(c)	the interest portion of any deferred payment obligation;

(d)	all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financings; and

(e)	all accrued interest for all instruments evidencing Indebtedness; and

(2)	the interest component of Capital Leases paid, accrued or scheduled to be paid or accrued by the Partnership and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means the net income of the Partnership and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP and as adjusted to exclude:

(1)	net after-tax extraordinary gains or losses;

(2)	net after-tax gains or losses attributable to Asset Sales or sales of receivables under any Accounts Receivable Securitization;

(3)	the net income or loss of any Person which is not a Restricted Subsidiary and which is accounted for by the equity method of accounting, provided that Consolidated Net Income shall include the amount of dividends or distributions actually paid to the Partnership or any Restricted Subsidiary;

(4)	the net income or loss prior to the date of acquisition of any Person combined with the Partnership or any Restricted Subsidiary in a pooling-of-interest;

(5)	the net income of any Restricted Subsidiary to the extent that dividends or distributions of such net income are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation; and

(6)	the cumulative effect of any changes in accounting principles.

“Consolidated Non-Cash Charges” means, with respect to the Partnership and its Restricted Subsidiaries for any period, the aggregate depreciation, amortization and any other non-cash charges, in each case, reducing Consolidated Net Income of the Partnership and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Tangible Assets” of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available, less all intangible assets, including, without limitation, goodwill, organization costs, patents, trademarks, copyrights, franchises, customer lists, non-competition agreements and research and development costs.

“Credit Agreement” means the Operating Partnership’s credit agreement in effect on the issue date of a series of the debt securities and as it may be amended, supplemented or otherwise modified from time to time, including all exhibits and schedules thereto, and any successor or supplemental facility or replacement facility entered into.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default; provided, however, that a default described in clause (4) under “Events of Default and Remedies” shall not constitute a Default until such time as such default becomes an Event of Default in accordance with the indenture.

“Designated Non-Cash Consideration” means the fair market value of non-cash consideration received by the Partnership or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an officer’s certificate, setting forth the basis of such valuation, less the amount of cash or cash equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to, such Designated Non-Cash Consideration.

“Designation Amount” means, with respect to the designation of a Restricted Subsidiary or a newly acquired or formed Subsidiary as an Unrestricted Subsidiary, an amount equal to:

(1)	the net book value of all assets of such Subsidiary at the time of such designation in the case of a Restricted Subsidiary; and

(2)	the cost of acquisition or formation in the case of a newly acquired or formed Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, from time to time, or any statute successor thereto, and the rules and regulations of the Commission promulgated thereunder.

“Fitch” means Fitch Ratings and its successors.

“GAAP” means accounting principles applicable to the financial statements filed by United States entities in reports required by the Exchange Act as in effect on the date of issuance of a particular series of debt securities.

“Indebtedness” means, as applied to any Person, without duplication:

(1)	any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument or letter of credit (or reimbursement agreements in respect thereof) which such Person has, directly or indirectly, created, incurred or assumed;

(2)	any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument secured by any Lien in respect of property owned by such Person, whether or not such Person has assumed or become liable for the payment of such indebtedness; provided that the amount of such indebtedness, if such Person has not assumed the same or become liable therefor, shall in no event be deemed to be greater than the fair market value from time to time (as determined in good faith by such Person) of the property subject to such Lien;

(3)	any indebtedness, whether or not for borrowed money (excluding trade payables and accrued expenses arising in the ordinary course of business), with respect to which such Person has become directly or indirectly liable and which represents the deferred purchase price (or a portion thereof) or has been incurred to finance the purchase price (or a portion thereof) of any property or service or business acquired by such Person, whether by purchase, consolidation, merger or otherwise;

(4)	the principal component of any obligations under Capital Leases to the extent such obligations would, in accordance with GAAP, appear on a balance sheet of such Person;

(5)	all Attributable Debt of the person in respect of Sale and Leaseback Transactions not involving a Capital Lease;

(6)	any indebtedness of the character referred to in clause (1), (2), (3), (4) or (5) of this definition deemed to be extinguished under GAAP but for which the Person remains legally liable;

(7)	any indebtedness of any other Person of the character referred to in clause (1), (2), (3), (4), (5) or (6) of this definition with respect to which the Person whose indebtedness is being determined has become liable by way of a guaranty;

(8)	all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

(9)	any Preferred Stock of any Subsidiary of such Person valued at the liquidation preference thereof or any mandatory redemption payment obligations in respect thereof plus, in either case, accrued dividends thereon; and

(10)	any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (9) above.

For purposes hereof, the “maximum fixed repurchase price” of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture and, if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect the Partnership or any Restricted Subsidiary from fluctuations in interest rates.

“Investment” means, as applied to any Person:

(1)	any direct or indirect purchase or other acquisition by such Person of stock or other securities of any other Person; or

(2)	any direct or indirect loan, advance or capital contribution by such Person to any other Person and any other item which would be classified as an “investment” on a balance sheet of such Person prepared in accordance with GAAP, including without limitation any direct or indirect contribution by such Person of property or assets to a joint venture, partnership or other business entity in which such Person retains an interest (it being understood that a direct or indirect purchase or other acquisition by such Person of assets of any other Person (other than stock or other securities) shall not constitute an “Investment” for purposes of the indenture).

The amount classified as Investments made during any period shall be the aggregate cost to the Partnership and its Restricted Subsidiaries of all such Investments made during such period, determined in accordance with GAAP, but without regard to unrealized increases or decreases in value, or write-ups, write-downs or write-offs, of such Investments and without regard to the existence of any undistributed earnings or accrued interest with respect thereto accrued after the respective dates on which such Investments were made, less any net return of capital realized during such period upon the sale, repayment or other liquidation of such Investments (determined in accordance with GAAP, but without regard to any amounts received during such period as earnings (in the form of dividends not constituting a return of capital, interest or otherwise) on such Investments or as loans from any Person in whom such Investments have been made).

“Investment Grade Rating” means, with respect to a series of debt securities, (i) in the case of Moody’s, a rating equal to or higher than Baa3 (or the equivalent), (ii) in the case of S&P, a rating equal to or higher than BBB- (or the equivalent), and (iii) in the case of Fitch, a rating equal to or higher than BBB- (or the equivalent).

“Lien” means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Amount of Unrestricted Investment” means, without duplication, the sum of:

(1)	the aggregate amount of all Investments made after the issuance date of a series of debt securities pursuant to clause (8) of the definition of Permitted Investments (computed as provided in the last sentence of the definition of Investment); and

(2)	the aggregate of all Designation Amounts in connection with the designation of Unrestricted Subsidiaries, less all Designation Amounts in respect of Unrestricted Subsidiaries which have been designated as Restricted Subsidiaries and otherwise reduced in a manner consistent with the provisions of the last sentence of the definition of Investment.

“Net Proceeds” means, with respect to any Asset Sale or sale of Capital Stock, the proceeds thereof in the form of cash or cash equivalents including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents (except to the extent that such deferred payment obligations are financed or sold with recourse to the Partnership or any Restricted Subsidiary of the Partnership), net of:

(1)	brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel and accountants and fees, expenses and discounts or commissions of underwriters, placement agents and investment bankers) related to such Asset Sale;

(2)	provisions for all taxes payable as a result of such Asset Sale;

(3)	amounts required to be paid to any Person (other than the Partnership or any Restricted Subsidiary of the Partnership) owning a beneficial interest in the assets subject to such Asset Sale;

(4)	appropriate amounts to be provided by the Partnership or any Restricted Subsidiary of the Partnership, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Partnership or any Restricted Subsidiary of the Partnership, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; and

(5)	amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets sold in such Asset Sale.

“Permitted Investments” means each of the following:

(1)	Investments made or owned by the Partnership or any Restricted Subsidiary in:

(a)	marketable obligations issued or unconditionally guaranteed by the United States of America, or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing one year or less from the date of acquisition thereof;

(b)	marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and having at such date the highest rating obtainable from S&P, Moody’s or Fitch;

(c)	commercial paper maturing no more than 365 days from the date of creation thereof and having at the date of acquisition thereof one of the two highest ratings obtainable from S&P, Moody’s, or Fitch;

(d)	certificates of deposit maturing one year or less from the date of acquisition thereof issued by commercial banks incorporated under the laws of the United States of America or any state thereof or the District of Columbia or Canada (“Permitted Banks”); (i) the commercial paper or other short-term unsecured debt obligations of which are at such date rated either “A-2” or better (or comparably if the rating system is changed) by S&P, “Prime-2” or better (or comparably if the rating system is changed) by Moody’s, or F2 or better (or comparably if the rating system is changed) by Fitch; (ii) or the long-term debt obligations of which are, at such date, rated either “A” or better (or comparably if the rating system is changed) by S&P, Moody’s, or Fitch;

(e)	eurodollar time deposits having a maturity of less than 270 days from the date of acquisition thereof purchased directly from any Permitted Bank;

(f)	bankers’ acceptances eligible for rediscount under requirements of the Board of Governors of the Federal Reserve System and accepted by Permitted Banks;

(g)	obligations of the type described in clause (a), (b), (c), (d) or (e) above purchased from a securities dealer designated as a “primary dealer” by the Federal Reserve Bank of New York or from a Permitted Bank as counterparty to a written repurchase agreement obligating such counterparty to repurchase such obligations not later than 14 days after the purchase thereof and which provides that the obligations which are the subject thereof are held for the benefit of the Partnership or a Restricted Subsidiary by a custodian which is a Permitted Bank and which is not a counterparty to the repurchase agreement in question;

(h)	shares of money market mutual funds having as at such date one of the two highest ratings obtainable from S&P, Moody’s, or Fitch; and

(i)	auction rate investments having as at such date one of the two highest ratings obtainable from S&P, Moody’s, or Fitch;

(2)	the acquisition by the Partnership or any Restricted Subsidiary of Capital Stock or other ownership interests, whether in a single transaction or in a series of related transactions, of a Person such that, upon the completion of such transaction or series of transactions, such Person becomes a Restricted Subsidiary;

(3)	subject to the provisions of clause (8) below, the making or ownership by the Partnership or any Restricted Subsidiary of Investments (in addition to Investments permitted by clauses (1), (2), (4), (5), (6) and (7)) in any Person; provided that the aggregate amount of all such Investments made by the Partnership and its Restricted Subsidiaries following the issue date of the debt securities and outstanding pursuant to this clause (3) and clause (8) below shall not at any date of determination exceed 10% of Total Assets (the “Investment Limit”); provided that, in addition to Investments that would be permitted under the Investment Limit, during any fiscal year the Partnership and its Restricted Subsidiaries may invest up to $25 million (the “Annual Limit”) pursuant to the provisions of this clause (3), but the unused amount of the Annual Limit shall not be carried over to any future years;

(4)	the making or ownership by the Partnership or any Restricted Subsidiary of Investments:

(a)	arising out of loans and advances to employees incurred in the ordinary course of business;

(b)	arising out of extensions of trade credit or advances to third parties in the ordinary course of business; or

(c)	acquired by reason of the exercise of customary creditors’ rights upon default or pursuant to the bankruptcy, insolvency or reorganization of a debtor;

(5)	the creation or incurrence of liability by the Partnership or any Restricted Subsidiary, with respect to any guaranty constituting an obligation, warranty or indemnity, not guaranteeing Indebtedness of any Person, which is undertaken or made in the ordinary course of business;

(6)	the creation or incurrence of liability by the Partnership or any Restricted Subsidiary with respect to any Interest Rate Agreements;

(7)	the making by the Partnership or any Restricted Subsidiary of Investments in the Partnership or another Restricted Subsidiary;

(8)	the making or ownership by the Partnership or any Restricted Subsidiary of Investments in Unrestricted Subsidiaries; provided that the Net Amount of Unrestricted Investment shall not at any time exceed $50 million (and subject to the limitations specified in clause (3) above);

(9)	the making or ownership by the Partnership or any Restricted Subsidiary of Investments in the Operating Partnership;

(10)	the creation or incurrence of liability by the Partnership or any Restricted Subsidiary or the making or ownership by the Partnership or any Restricted Subsidiary of Investments with respect to any Accounts Receivable Securitization;

(11)	any Investment to the extent made in exchange for the issuance of Capital Stock (other than Redeemable Capital Stock) of the Partnership; and

(12)	other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed the greater of (i) $150 million or (ii) 7.5% of Consolidated Tangible Assets of the Partnership.

“Permitted Liens” means each of the following:

(1)	Liens for taxes, assessments or other governmental charges, the payment of which is not yet due and is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provision, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor;

(2)	Liens of lessors, landlords and carriers, vendors, warehousemen, mechanics, materialmen, repairmen and other like Liens incurred in the ordinary course of business for sums not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provisions, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor, in each case:

(a)	not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property; or

(b)	incurred in the ordinary course of business securing the unpaid purchase price of property or services constituting current accounts payable;

(3)	Liens (other than any Lien imposed by ERISA), incurred or deposits made in the ordinary course of business:

(a)	in connection with workers’ compensation, unemployment insurance and other types of social security; or

(b)	to secure (or to obtain letters of credit that secure) the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, performance bonds, purchase, construction or sales contracts and other similar obligations, in each case not incurred or made in connection with the borrowing of money;

(4)	other deposits made to secure liability to insurance carriers under insurance or self-insurance arrangements;

(5)	Liens securing reimbursement obligations under letters of credit; provided in each case that such Liens cover only the title documents and related goods (and any proceeds thereof) covered by the related letter of credit;

(6)	any attachment or judgment Lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal or review, or shall not have been discharged within 60 days after expiration of any such stay;

(7)	leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, which in each case either (i) are granted, entered into or created in the ordinary course of the business of the Partnership or any Restricted Subsidiary or (ii) do not materially impair the value or intended use of the property covered thereby;

(8)	Liens on property or assets of any Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary owing to the Partnership or a Wholly Owned Restricted Subsidiary;

(9)	Liens on assets of the Partnership or any Restricted Subsidiary existing on the applicable issue date of a series of debt securities;

(10)	Liens (other than the Liens securing Indebtedness incurred under the Credit Agreement for the purpose of acquisitions) securing Indebtedness incurred in accordance with:

(a)	clause (4) of the definition of Permitted Indebtedness;

(b)	clauses (5) and (7) of the definition of Permitted Indebtedness; or

(c)	Indebtedness otherwise permitted to be incurred under the “Limitation on Additional Indebtedness” covenant to the extent incurred:

(i)	to finance the making of expenditures for the improvement or repair (to the extent such improvements and repairs may be capitalized on the books of the Partnership and the Restricted Subsidiaries in accordance with GAAP) of, or additions (including additions by way of acquisitions of businesses and related assets) to, the assets and property of the Partnership and the Restricted Subsidiaries; or

(ii)	by assumption in connection with additions (including additions by way of acquisition or capital contributions of businesses and related assets) to the property and assets of the Partnership and the Restricted Subsidiaries;

provided that, in the case of Indebtedness incurred in accordance with clause (a) or (c), the principal amount of such Indebtedness does not exceed the lesser of the cost to the Partnership and the Restricted Subsidiaries of such additional property or assets and the fair market value of such additional property or assets at the time of the acquisition thereof (as determined in good faith by the general partner);

(11)	Liens existing on any property of any Person at the time it becomes a Restricted Subsidiary of the Partnership, or existing at the time of acquisition by the Partnership or any such Restricted Subsidiary through purchase, merger or consolidation or otherwise, whether or not assumed by the Partnership or such Restricted Subsidiary, or created to secure Indebtedness incurred to pay all or any part of the purchase price (a “Purchase Money Lien”) of property (including, without limitation, Capital Stock and other securities) acquired by the Partnership or a Restricted Subsidiary; provided that:

(a)	the Lien shall be confined solely to such item or items of property and, if required by the terms of the instrument originally creating such Lien, other property which is an improvement to or is acquired for use specifically in connection with such acquired property;

(b)	in the case of a Purchase Money Lien, the principal amount of the Indebtedness secured by such Purchase Money Lien shall at no time exceed an amount equal to the lesser of:

(i)	the cost to the Partnership and the Restricted Subsidiaries of such property; and

(ii)	the fair market value of such property at the time of the acquisition thereof (as determined in good faith by the general partner);

(c)	any such Purchase Money Lien shall be created not later than 30 days after the acquisition of such property; and

(d)	any such Lien (other than a Purchase Money Lien) shall not have been created or assumed in contemplation of such Person’s becoming a Subsidiary of the Partnership or such acquisition of property by the Partnership or any Subsidiary;

(12)	easements, exceptions or reservations in any property of the Partnership or any Restricted Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of the business of the Partnership or any Restricted Subsidiary;

(13)	Liens securing the obligations under the Credit Agreement or any Permitted Indebtedness of the Operating Partnership (or any extension, renewal, refunding or refinancing of any such Indebtedness);

(14)	Liens arising from or constituting permitted encumbrances under the agreements and instruments securing the obligations under the Credit Agreement or any Permitted Indebtedness of the Operating Partnership (or any extension, renewal, refunding or refinancing of any such Indebtedness);

(15)	Liens securing indebtedness arising under an Accounts Receivable Securitization (including the filing of any related financing statements naming the Partnership or any Restricted Subsidiary as the debtor thereunder) in conjunction with the sale of accounts receivable by the Partnership or any Restricted Subsidiary to an SPE in connection with any such permitted Accounts Receivable Securitization;

(16)	any Lien renewing or extending any Lien permitted by clauses (9), (10) or (11) above; provided that (i) the principal amount of the Indebtedness secured by any such Lien shall not exceed the principal amount of such Indebtedness outstanding immediately prior to the renewal or extension of such Lien, and (ii) no assets encumbered by any such Lien other than the assets encumbered immediately prior to such renewal or extension shall be encumbered thereby; and

(17)	Liens in addition to the Liens described in clauses (1) through (16) above incurred in the ordinary course of business of the Partnership or any Restricted Subsidiary of the Partnership with respect to Indebtedness that does not exceed the greater of (i) $100 million and (ii) 5% of Consolidated Tangible Assets of the Partnership at any one time outstanding.

“Permitted Refinancing Indebtedness” means Indebtedness incurred by the Partnership or any Restricted Subsidiary to substantially concurrently (excluding any notice period on redemptions) repay, refund, renew, replace, extend or refinance, in whole or in part, any Permitted Indebtedness of the Partnership or any Restricted Subsidiary or any other Indebtedness incurred by the Partnership or any Restricted Subsidiary pursuant to the “Limitation on Additional Indebtedness” covenant, to the extent that:

(1)	the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal or accreted amount plus the amount of accrued and unpaid interest of the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced and the amount of a reasonably determined premium necessary to accomplish such financing;

(2)	with respect to the repayment, refunding, renewal, replacement, extension or refinancing of our Indebtedness, the Permitted Refinancing Indebtedness ranks no more favorably in right of payment with respect to the debt securities than the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced; and

(3)	with respect to the repayment, refunding, renewal, replacement, extension or refinancing our Indebtedness, the Permitted Refinancing Indebtedness has a Weighted Average Life to Stated Maturity and Stated Maturity equal to, or greater than, and has no fixed mandatory redemption or sinking fund requirement in an amount greater than or at a time prior to the amounts set forth in, the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced;

provided, however, that Permitted Refinancing Indebtedness shall not include Indebtedness incurred by a Restricted Subsidiary to repay, refund, renew, replace, extend or refinance Indebtedness of the Partnership.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, charitable foundation, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

“Rating Agency” means each of S&P, Moody’s and Fitch.

“Redeemable Capital Stock” means any shares of any class or series of Capital Stock, that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity with respect to the principal of any series of debt securities or is redeemable at the option of the holder thereof at any time prior to the Stated Maturity of any series of debt securities, or is convertible into or exchangeable for debt securities at any time prior to the Stated Maturity of any series of debt securities.

“Restricted Subsidiary” means a Subsidiary of the Partnership (including AmeriGas Finance Corp.), which, as of the date of determination, is not an Unrestricted Subsidiary of the Partnership.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Sale and Leaseback Transaction” of any Person (a “Transferor”) means any arrangement (other than between the Partnership and a Wholly Owned Restricted Subsidiary or between Wholly Owned Restricted Subsidiaries) whereby (a) property (the “Subject Property”) has been or is to be disposed of by such Transferor to any other Person with the intention on the part of such Transferor of taking back a lease of such Subject Property pursuant to which the rental payments are calculated to amortize the purchase price of such Subject Property substantially over the useful life of such Subject Property, and (b) such Subject Property is in fact so leased by such Transferor or an Affiliate of such Transferor.

“Securities Act” means the Securities Act of 1933, as amended, from time to time, or any statute successor thereto, and the rules and regulations of the Commission promulgated thereunder.

“SPE” means any special purpose Unrestricted Subsidiary established in connection with any Accounts Receivable Securitization.

“Stated Maturity” means, (i) when used with respect to any series of debt securities or any installment of interest thereon, the date specified in such series of debt securities as the fixed date on which the principal of such series of debt securities or such installment of interest is due and payable, and (ii) when used with respect to any other Indebtedness, means the date or dates specified in the instrument governing such Indebtedness as the fixed date or dates on which each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness, or any installment of interest thereon, is due and payable.

“Total Assets” means, as of any date of determination, the consolidated total assets of the Partnership and the Restricted Subsidiaries as would be shown on a consolidated balance sheet of the Partnership and the Restricted Subsidiaries prepared in accordance with GAAP.

“Unrestricted Subsidiary” means any subsidiary of the Partnership or a Restricted Subsidiary that is designated as such by the General Partner; provided that no portion of the Indebtedness or any other obligation (contingent or otherwise) of such subsidiary (other than any Indebtedness or other obligation incurred in respect of an Accounts Receivable Securitization):

(1)	is guaranteed by the Partnership or any Restricted Subsidiary;

(2)	is recourse to or obligates the Partnership or any Restricted Subsidiary in any way; or

(3)	subjects any property or assets of the Partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof.

Notwithstanding the foregoing, the Partnership or a Restricted Subsidiary may guaranty or agree to provide funds for the payment or maintenance of, or otherwise become liable with respect to Indebtedness of an Unrestricted Subsidiary, but only to the extent that the Partnership or a Restricted Subsidiary would be permitted to:

(1)	make an Investment in such Unrestricted Subsidiary pursuant to clause (8) of the definition of Permitted Investments; and

(2)	incur the Indebtedness represented by such guaranty or agreement pursuant to the first paragraph of the covenant captioned “Limitation on Additional Indebtedness.”

The board of directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary, provided that immediately after giving effect to such designation, (i) there exists no Event of Default or event that after notice or lapse of time or both would become an Event of Default, and (ii) if such Unrestricted Subsidiary has, as of the date of such designation, outstanding Indebtedness (other than Permitted Indebtedness), the Partnership could incur at least $1.00 of Indebtedness (other than Permitted Indebtedness).

Notwithstanding the foregoing, (i) no Subsidiary may be designated an Unrestricted Subsidiary if such Subsidiary, directly or indirectly, holds Capital Stock of a Restricted Subsidiary and (ii) neither the Operating Partnership nor AmeriGas Finance Corp. may be designated an Unrestricted Subsidiary.

“Weighted Average Life to Stated Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying:

(a)	the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b)	the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(2)	the then outstanding principal amount of such Indebtedness;

provided, however, that with respect to any revolving Indebtedness, the foregoing calculation of Weighted Average Life to Stated Maturity shall be determined based upon the total available commitments and the required reductions of commitments in lieu of the outstanding principal amount and the required payments of principal, respectively.

“Wholly Owned Restricted Subsidiary” means the Operating Partnership or any Subsidiary of the Partnership of which 100% of the outstanding Capital Stock is owned by the Partnership or by one or more Wholly Owned Restricted Subsidiaries of the Partnership or the Operating Partnership or by the Partnership and one or more Wholly Owned Restricted Subsidiaries of the Partnership or the Operating Partnership. For purposes of this definition, any directors’ qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

Form of Debt Securities

The certificates representing the debt securities will be issued in fully registered form, without coupons. Except as described in an accompanying prospectus supplement, the debt securities will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), and registered in the name of Cede & Co., as DTC’s nominee, in the form of a global note. Holders of the debt securities will own book-entry interests in the global note evidenced by records maintained by DTC. Book-entry interests may be exchanged for certificated debt securities of like tenor and equal aggregate principal amount, if:

(1)	DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary;

(2)	we provide for the exchange pursuant to the terms of the indenture;

(3)	we determine that the book-entry interests will no longer be represented by global debt securities and we execute and deliver to the trustee instructions to that effect; or

(4)	there shall have occurred and be continuing a Default or an Event and Default with respect to the debt securities.

PLAN OF DISTRIBUTION

We will offer the debt securities only by and through underwriters in firm commitment underwritings.

The prospectus supplement relating to a particular offering of securities will set forth the terms of such offering, including:

(1)	the name or names of any underwriters;

(2)	the purchase price of the offered debt securities and the proceeds to us from such sale;

(3)	any underwriters’ discounts and commissions and other items constituting underwriters’ compensation;

(4)	any securities exchanges on which such offered debt securities may be listed; and

(5)	any sales by third parties of securities covered by this prospectus, including in short sale transactions.

Debt securities offered by this prospectus will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters will not be obligated to purchase the offered debt securities unless specified conditions are satisfied, and if the underwriters do purchase any offered debt securities, they will purchase all offered debt securities.

In accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered debt securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

(1)	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

(2)	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

(3)	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

Underwriters may be entitled, under agreements with us, to indemnification by us relating to material misstatements and omissions. Underwriters may be customers of, engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

The debt securities offered under this prospectus will have no established trading market. Any underwriters to whom such offered debt securities are sold for public offering and sale may make a market in such offered debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered debt securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

LEGAL MATTERS

The validity of the debt securities being offered will be passed upon for us by Morgan, Lewis & Bockius LLP.

EXPERTS

The consolidated financial statements of AmeriGas Partners, L.P., appearing in AmeriGas Partners, L.P.’s Annual Report (Form 10-K) as of and for the year ended September 30, 2015, as amended (including schedules appearing therein), and the effectiveness of AmeriGas Partners, L.P.’s internal control over financial reporting as of September 30, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet as of September 30, 2014 and the related consolidated statements of operations, comprehensive income, cash flows and partners’ capital for each of the two years in the period ended September 30, 2014, incorporated by reference in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended September 30, 2015, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference information that we file with the SEC. This means that we disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered a part of this prospectus. Any information we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents that we have filed with the SEC:

(1)	our annual report on Form 10-K for the fiscal year ended September 30, 2015, filed on November 25, 2015, as amended on December 18, 2015;

(2)	our quarterly reports on Form 10-Q for the fiscal quarter ended December 31, 2015, filed on February 5, 2016, and for the fiscal quarter ended March 31, 2016, filed on May 6, 2016; and

(3)	our current reports on Form 8-K filed on November 20, 2015, March 16, 2016, and April 19, 2016.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus to the end of the offering of the debt securities. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. We are not incorporating by reference any information furnished under items 2.02 or 7.01 (or corresponding information furnished under item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we may furnish to the SEC, unless otherwise specified in such current report or in a particular prospectus supplement.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be made to AmeriGas Propane, Inc., 460 North Gulph Road, King of Prussia, Pennsylvania 19406, telephone (610) 337-7000, Attention: Treasurer.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You can read and copy these reports and other information, including the documents incorporated by reference, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 (please call 1-800-SEC-0330 for further information about the operation of the public reference room). Such documents, reports and information are also available on the SEC’s website at http://www.sec.gov.

We also provide information to the New York Stock Exchange because our common units are traded on the New York Stock Exchange. You may obtain our reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.